UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

	BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

Table of Contents Financial Statements for the period ended September 30, 2012 prepared in accordance with accounting practices established by Brazilian Corporation Law.

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			13
Income Statements			17
Statements of Changes in Stockholders' Equity			18
Statements of Cash Flows			19
Statements of Value Added			20
Notes to the Financial Statements
Note	1	. General Information	21
Note	2	. Presentation of Financial Statements	21
Note	3	. Significant Accounting Practices	21
Note	4	. Cash and Cash Equivalents	26
Note	5	. Interbank Investments	26
Note	6	. Securities and Derivatives Financial Instruments	27
Note	7	. Interbank Accounts	42
Note	8	. Loan Portfolio and Allowance for Loan Losses	42
Note	9	. Foreign Exchange Portfolio	47
Note	10	. Trading Account	47
Note	11	. Tax Credits	48
Note	12	. Other Receivables - Other	50
Note	13	. Dependence Information and Foreign Subsidiary	50
Note	14	. Investments in Affiliates and Subsidiaries	51
Note	15	. Fixed Assets	55
Note	16	. Intangibles	55
Note	17	. Money Market Funding and Borrowings and Onlendings	56
Note	18	. Tax and Social Security	60
Note	19	. Subordinated Debts	61
Note	20	. Other Payables - Other	61
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	61
Note	22	. Stockholders’ Equity	65
Note	23	. Operational Ratios	67
Note	24	. Related Parties	68
Note	25	. Income from Services Rendered and Banking Fees	74
Note	26	. Personnel Expenses	75
Note	27	. Other Administrative Expenses	75
Note	28	. Tax Expenses	76
Note	29	. Other Operating Income	76
Note	30	. Other Operating Expenses	77
Note	31	. Non-operating Results	78
Note	32	. Income Tax and Social Contribution	78
Note	33	. Employee Benefit Plans - Post-Employment Benefits	79
Note	34	. Risk Management Structure	85
Note	35	. Supplementary Information - Reconciliation of the Shareholders' Equity and Consolidated Net Income	90
Note	36	. Corporate Restructuring	92
Note	37	. Other Information	93

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES PERFORMANCE REVIEW

The Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) related to the period ended September 30, 2012, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The conciliation of shareholders' equity and net income between these statements and the financial statements in accordance with international accounting standards is presented in note 35.

The intermidiate consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2012 were disclosed simultaneously, at the website www.santander.com.br/ri.

• Macroeconomic Environment

Economic activity showed a slight recovery during the third quarter. Overall GDP growth in second quarter of 2012 (last data available) slowed to 0.5% in comparison to the second quarter of 2011, from 0.75% in the previous quarter. Investments showed a 3.7% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 2.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 2.4% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the National Index of Consumer Price Large (IPCA), reached 5.3% accumulated in twelve months to September, above the level observed in June (4.9%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods.

In this context of weaker economic activity and inflation within the target, the Bacen moved ahead with its policy of easing monetary conditions, bringing the target overnight rate (Selic) from 8.5% p.a. in second quarter of 2012 to the current level of 7.25% p.a.. In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 22.1% p.a. in August, a historical low. Outstanding credit advanced 17.0% from previous year levels, reaching R$2.2 trillion, which corresponds to 51.0% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 37.0% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5.0% in the nine months through September, in comparison to the same period of the previous year. Imports also declined mildly by 1.2% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in the first nine months declined from US$23 billion to US$15.7 billion. Nevertheless, the current account deficit remained relatively stable around US$50 billion in the twelve months through August, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$65.8 billion) continue to largely exceed the current account deficit. The exchange rate closed the third quarter at R$2.03/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.5% of GDP in the twelve months through August. Nevertheless, declining interest rates have kept the public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reaching 35.1% of GDP by end-August.

Performance

1. Net Income

The Banco Santander presented the period ended September 30, 2012 with consolidated net income of R$2,003 million, compared to R$2,690 million in the same period of 2011. Excluding amortization expense of goodwill of R$2,728 million and R$2,328 million, in the periods ended in September 30, 2012 and 2011, the net income in the period is R$4,731 million and R$5,018 million respectively.

The result with loans and leasing operations, which includes interest income, foreign exchange, recovery of loans previously written off and others, grew 9.0% in 2012 compared to the same period in 2011.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended September 30, 2012 is R$10,126 million and R$7,181 million in the same period of 2011, on-years, the expense increased 41.0%. Allowance for loan losses represents 7.0% of the loan portfolio in September 2012, compared to 6.1% in September 2011.

The delinquency ratio nonperforming loans more than 90 days reached 136.4% of the loan portfolio, showing a reduction of 1.3p.p. in the previous quarter.

The total expenses including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 11.1% in 2012 compared with 2011, while personnel expenses increased 16.2% and other administrative expenses increased 13.5% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$442,788 million at September 30, 2012, compared to R$435,900 million at September 2011, a growth of 1.6% and compared to R$423,726 million in December 2011, grew by 4.5%.

In September 2012 total assets are represented primarily by: R$207,334 million by the loan portfolio, R$63,563 million by the securities and derivative financial instruments, primarily by federal securities and R$40,608 million by interbank and in September 2011, these amounts corresponded to R$188,389 million, R$73,968 million and R$24,780 million, and in December 2011 represented by R$ 197,062 million, R$ 74,616 million and R$ 25,485 million, respectively.

In the September 30, 2012, Banco Santander has a total of R$1,001 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturity.

Loan Portfolio

Management of Credit Opened by Segment	Sep/12	Sep/11	Var.	Jun/12	Var.
(R$ Million)			Sep/12xSep/11		Sep/12xJun/12

Individuals	69,388	63,347	9.5%	68,831	0.8%
Consumer Finance (Vehicles and Other Assets)	36,340	32,729	11.0%	36,682	-0.9%
Small and Medium-sized Entities	34,824	29,144	19.5%	33,603	3.6%
Large-sized Entity	66,782	63,170	5.7%	66,516	0.4%
Total	207,334	188,389	10.1%	205,632	0.8%

On September 30, 2012, the loan portfolio reached R$207,334 million, an increase of 10.1% compared to September, 2011 and an increase of 0.8% in the third quarter of 2012.

In the evolution of the nine months of 2012, the highlights was Consumer Finance and Small and Medium-sized Entities, with a growth of 11.0% and 19.5%, respectively.

Funding

Funding Customers	Sep/12	Sep/11	Var.	Jun/12	Var.
(R$ Million)			Sep/12xSep/11		Sep/12xJun/12

Demand Deposits	11,966	13,869	-13.7%	11,949	0.1%
Saving Deposits	25,727	30,271	-15.0%	24,763	3.9%
Time Deposits	81,743	73,411	11.4%	82,051	-0.4%
Debentures/LCI/LCA¹	47,811	40,852	17.0%	40,533	18.0%
Treasury Bills	25,264	18,387	37.4%	27,230	-7.2%
Total	192,511	176,789	8.9%	186,526	3.2%
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$192,511 million in September 30, 2012, an increase of 8.9% compared with September 2011 and an increase of 3.2% in the third quarter of 2012.

The highlight was the on-years growth of 37.4% in Treasury Bills and 17.0% in Debentures.

3.Stochholders’ Equity

Banco Santander consolidated shareholders’ equity amounted to R$65,790 million in September 30, 2012, compared to R$65,473 million in September 2011 and R$65,579 million in December 2011.

The evolution of shareholders’ equity is due to income and the adjustment positive - securities and derivative financial instruments amounting to R$176 million, partially reduced by intermediate dividends of R$2,175 million and the interest on capital of R$570 million.

In 2012 was acquired 3,073,418 Units that stay in treasury. The accumulated balance of treasury shares on September 30, 2012 is 8,454,218 Units (12/31/2011 - 5,380,800), amounting to R$132 million (12/31/2011 - R$79 million). The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$15.64 and R$18.52. In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$36 million. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on September 30, 2012 was R$14.82 per Unit and US$7.37 per ADR.

Dividends and Interest on Capital

In the first nine months of the year, were posted dividends of R$1,400 million, interim dividends of R$840 million based on reserve for dividend equalization and intercalary dividends of R$560 million based on retained earnings.

Interest on capital of R$570 million, wich R$400 million on March 31 and R$170 million at June 30, 2012. The amount of interest on capital and intercalary dividends will be fully attributed to mandatory dividends for fiscal year 2012, the amounts outstanding, R$1,470 million was paid from August 29, 2012 and R$500 million will be paid from February 2013, without any compensation to the title of restatement.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 22.1%, disregarding the effect of goodwill, as determined by the international rule, the index is 18.6%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Subsequent Events

Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%

On October 5, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA), granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - ("ADRs")) and/or issuing new shares.

• Strategy

As part of the strategy of becoming the best and most efficient universal bank in Brazil, several improvements were made, as:

• improvement of credit analysis processes, generating more agility and autonomy in the branch network;

• simplifying documentation processes, thereby speeding up response to Mortgage Loans applications; and

• expansion of access channels to Santander Mobile.

All these initiatives are aligned with the mission announced by the Bank: “To be our customers’ choice for being the simple and safe, efficient and profitable Bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust.” A few results are already positive – one example is that Banco Santander has significantly improved its position in the Brazilian Bacen ranking of institutions with more complaints, moving from the third position in February to the sixth in August 2012.

Another fact worth mentioning is the recognition of the role of Banco Santander in sustainability. The strategy, based on three pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses, was recognized by the market. In September, the Bank was recognized as the greenest company in the category "Financial Institution" and is among the 20 companies with the best environmental practices of "Prêmio Época Empresa Verde” (Green Company Época Awards), sponsored by Editora Globo.

Banco Santander’s strategy is based on the following objectives:

• to be the best Bank in service quality, sustained by the operational efficiency of the technological platform;

• the focus on improving customer services through quality services and infrastructure;

• to intensify the relationship with customers in order to become the Bank of choice of our customers by 2013;

• to increase the commercial punch in key segments/products, such as SMEs, issuer cards, acquiring business and mortgages;

• to take advantage of cross selling opportunities for products and services;

• to continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands in attractiveness; and

• to maintain its prudent risk management.

In Brazil, the Bank shares the best global practices that set its business model, which is based on 5 main pillars:

1) Customer oriented; 2) Global brand; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

With a BIS Ratio of 22.1%, Banco Santander is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from its head office. These, among other factors, permitted Banco Santander to be considered the eleventh most solid bank in the world and the first in Brazil by Bloomberg Markets Magazine.

• Main Subsidiaries

As of September 30, 2012, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$53,516 million, a lease and other credits portfolio of R$4,687 million, and stockholders' equity of R$10,375 million. Net income for the first nine months of 2012 was R$706 million.

As of September 30, 2012, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reported R$36,044 million in total assets, R$26,773 million in lending operations and others credits, and R$1,122 million of stockholder´s equity. The loss for the first nine months of 2012 was R$100 million.

As of September 30, 2012, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$868 million and stockholders' equity of R$295 million. Net income for the first nine months of 2012 was R$53 million.

As of September 30, 2012, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$314 million. The stockholders' equity of R$224 million, and net income for the first nine months of 2012 was R$44 million. The stockholders’ equity of investment funds reached Consolidated R$113,576 million.

As of September 30, 2012, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC) reported total assets of R$1,975 million and stockholders' equity of R$1,953 million. Net income for the first nine months of 2012 was R$708 thousand.

• Rating Branches

Banco Santander is rated by the main international agencies and the ratings assigned reflect its operating performance and the quality of its management. In July, Standard & Poor’s upgraded Santander Brasil’s short term rating (Global Scale) from A-3 to A-2. Besides that, on October 16, 2012, the agency reaffirmed all the ratings of Banco Santander. The following table presents the ratings assigned by the world’s three main rating agencies.

Agency Ratings	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Perspective)	BBB (negative)	F2	BBB (negative)	F2	AAA (bra) (negative)	F1+ (bra)
Standard & Poor’s (Perspective)	BBB (estable)	A-2	BBB (estable)	A-2	brAAA (estable)	brA-1
Moody’s (Perspective)	Baa1 (estable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (estable)	Br-1
Ratings assigned according published reports of the Rating agencies: Fitch Ratings (June 13, 2012); Standard & Poor’s (November 29, 2011 and July 11, 2012) and Moody’s (June 27, 2012).

• Corporate Governance

In the third quarter of 2012, Risk Committee started the activities, adding expertise to other advisory committees of the Board of Directors: the Audit Committee, Corporate Governance and Sustainability Committee and Compensation and Nominating Committee. The Risk Committee analyzes issues related to policies, operational guidelines and methodologies for capital allocation, risk management and exposure limits for Banco Santander. In the same period, the Board of Directors of the Bank implemented its self-evaluation, thus contributing to a corporate governance system more robust and in line with best practices.

On August 24, 2012, the Bank approved, for another year, the Buyback Program, whose objectives are: (1) maximize the value creation for shareholders through an efficient management of capital structure; (2) enabling the payment in Units of directors, managerial employees and other employees of the Banco and companies under its control, pursuant to the Plan of Long-Term Incentive; and (3) enabling the risk management resulting from the rendering of market maker services by the Company in Brazil of certain index funds every time the Units are included in the portfolio of the reference index of such funds, pursuant to applicable regulation.

On September 26, 2012, the Board of Directors approved the amendment of Policy for Related-Party Transactions and of Audit Committee Internal Rules. In the same date, it approved the proposed grant of Incentive Plan - Long-Term Investment in Deposit Share Certificate (“Units”), which aims the payment of funds by the Banco to certain managers and management level employees of the Banco Santander and companies under its control, exclusively for investment in Units issued by the Banco, which will be submitted to the approval of the Extraordinary General Meeting ("EGM").

On September 28, 2012, the Company’s Management convened the EGM to be held on October 31, 2012, to deliberate on the proposal for conferring the "Incentive Plan - Long-Term Investment Certificate of Deposit Shares ("Units") of the Banco" above indicated and the election of two new members to the Board of Directors of the Bank, Mr. Conrado Engel, currently Executive Vice President Senior of the Bank, responsible for the Retail segment and Ms. Marilia Artimonte Rocca, who fulfills the requirements of Independent Director.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client, together with the Santander Spain Group:

• to aprove the proposals and operations and limitations of clients and portfolio;

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

The Executive Vice-Presidency of Risk is divded into areas with two types of approach:

• methodology and control, which adapts the policies, methodologies and the risk control systems; and

• business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

• independence from the risk function in relation to business;

• effective participation of management in decision-making;

• a consensus between the risk and business departments on decisions involving credit operations;

• collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

• the use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

• the retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

• the definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

5. Social and Environmental Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

6. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subject to different Vice Presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and operational risk loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, satisfies the determinations of regulators, New Basel Accord - BIS II (as regulated by the Central Bank), and Sarbanes-Oxley requirements. It is aligned with the guidelines set out by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

The Management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the technologic and operational management risk and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

The Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the portion of the PRE for operational risk.

The review conducted on the effectiveness of internal controls of 2011 in companies of Banco Santander, to comply with Sarbanes-Oxley section 404 requirements, has been completed in March 2012, and no material issues were identified.

Additional information of management models, can be found at annual report, at: www.santander.com.br/ri.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures, merit-based compensation and non-financial recognition;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 55 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

The Banco Santander was recognized as the greenest financial institution in Brazil by the 2nd edition of Prêmio Época Empresa Verde (Green Company Época Awards). The award, sponsored by Editora Globo in partnership with PricewaterhouseCoopers (PwC), was awarded on September seventeenth in São Paulo. "For the Banco Santander, sustainability is a key factor for Brazil’s growth and we reaffirm, based on our attitudes, our strong commitment to society through initiatives focused on three pillars: Social and Financial inclusion, Education and Social and Environmental Business Management."

In late August, we launched the campaign "Santander invests heavily in Brazil by investing on sustainability." The campaign ran in major national magazines (Veja, Carta Capital, Exame, etc.), and reinforces our belief that sustainability is the way of doing business that generates results for all. The ads present the three pillars in which we work: promoting social and financial inclusion; investing in education; contributing to companies to adopt sustainability practices and improving the environmental management of business. In addition to the campaign, we launched a series of infographics in the website (www.santander.com.br/sustentabilidade)  “Espaço de Práticas” (Space for Sustainability Practices) highlighting opportunities and challenges in Brazil's growth and how Banco Santander’s initiatives is contributing to sustainable development.

Also in September, the program Projeto Escola Brasil (PEB) celebrated its fouteenth anniversary. PEB is a volunteering program in which employees support public schools in partnership with principals, students, parents, teachers, employees and other members of the school community. To celebrate, we launched the website “Voluntários Santander” (Santander's volunteers), which shares the initiatives with society. The program includes the participation of 2,694 volunteers in 195 schools across the country.

• Corporate Restructuring

In the last years have been implemented the following corporate restructurings, representing steps in the process of consolidation of Banco Santander's investment in the country and streamlining of its organizational and operational structure:

a) Constitution Foreign Subsidiary
Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process for the foreing subsidiary before the regulatory bodies (Bacen, Ministerio de Economia y Hacienda of Spain and Banco de Espanã) was completed on March 28, 2012. The payment the share capital of the subsidiary, was held in the amount of €748 million.

b) Sale Process of Zurich Santander Brasil Seguros e Previdência S.A. (New corporate name of Santander Seguros S.A.) Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction"), by Banco Santander (Brasil) S.A. of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A.), for (i) Zurich Santander, SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander S.A. (Banco Santander Spain), and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741 million (received in October 5,2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731 million, main represented by R$21,551 million of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349 million, main represented by R$21,279 million of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424 million, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products during 25 years, through its network branch, with the exception of automobile insurance not included in the scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to the received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

c) Partial Spin-off version with Zurich Santander Brasil Seguros e Previdência S.A. separated part for Sancap Investimentos e Participações S.A (Sancap) In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$512 million and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by Susep on August 9, 2011.

d) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator") ("Incorporation") which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

The incorporation represents a step in the process of consolidation of Santander Conglomerate's investment in the country, with the consequent strengthening of its organizational and operational structure.

In addition to approval by shareholders of companies, the incorporation will be subject to approval by the Bacen.

e) Others.

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil), on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil; and

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) by Santander Participações S.A. (Santander Participações, current name of Santander Advisory Services S.A.), on August 31, 2011, and that the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities) capital. On the same date, Santander Securities was acquired by Santander Participações.

•Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that until the third quarter of 2012, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, other professional services of any kind, not classified as independent auditing services.

São Paulo, October 24, 2012

The Board of Directors The Executive

(Adopted at the Meeting of the Board of 10/24/2012).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. (“Bank”) as of September 30, 2012 and the related statements of income, changes in equity and cash flows for the three and nine-month period then ended, including a summary of significant accounting policies and other explanatory notes. Bank´s management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information referred above is not prepared, in all material respects, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Deloitte Touche Tohmatsu

Other Matters

Statements of Value Added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2012, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the interim individual and consolidated financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 24, 2012

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Gilberto Bizerra de Souza Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Current Assets		253,164,859	245,996,451	259,356,532	240,852,594
Cash	4	4,434,750	4,458,365	4,521,749	4,470,858
Interbank Investments	5	55,127,330	47,442,765	39,922,472	24,828,729
Money Market Investments		26,931,898	18,966,086	28,431,949	18,966,271
Interbank Deposits		22,721,989	25,524,342	4,285,353	2,910,121
Foreign Currency Investments		5,473,443	2,952,337	7,205,170	2,952,337
Securities and Derivative Financial Instruments	6	25,767,959	36,552,965	26,493,260	35,955,321
Own Portfolio		11,259,198	12,631,582	19,102,801	12,054,118
Subject to Repurchase Commitments		10,221,395	20,968,002	1,711,651	19,469,110
Derivative Financial Instruments		1,242,684	1,681,081	1,333,388	1,677,633
Linked to Central Bank of Brazil		1,090,129	361,714	1,090,129	361,714
Linked to Guarantees		1,954,553	910,586	3,255,291	2,392,746
Interbank Accounts	7	39,604,516	44,814,618	39,873,257	45,059,116
Payments and Receipts Pending Settlement		1,571,876	2,445	1,571,876	2,445
Restricted Deposits:		38,008,371	44,784,846	38,277,112	45,029,344
Central Bank Deposits		38,006,535	44,784,542	38,275,276	45,029,040
National Housing System		1,836	304	1,836	304
Correspondents		24,269	27,327	24,269	27,327
Interbranch Accounts		1,394	856	1,394	856
Internal Transfers of Funds		1,394	856	1,394	856
Lending Operations	8	57,221,649	56,501,363	70,629,972	67,704,141
Public Sector		54,868	50,992	54,868	50,992
Private Sector		59,059,653	57,901,637	72,922,431	69,411,944
(Allowance for Loan Losses)	8.f	(1,892,872)	(1,451,266)	(2,347,327)	(1,758,795)
Leasing Operations	8	63,202	100,055	3,265,908	3,837,638
Public Sector		-	-	2,612	3,006
Private Sector		68,147	106,344	3,380,389	3,986,430
(Allowance for Lease Losses)	8.f	(4,945)	(6,289)	(117,093)	(151,798)
Other Receivables		70,535,872	55,725,216	74,115,539	58,496,285
Credits for Guarantees Honored		1,821	-	1,821	-
Foreign Exchange Portfolio	9	42,302,456	34,851,804	42,302,456	34,851,804
Income Receivable		585,960	428,318	612,318	383,559
Trading Account	10	834,866	694,563	1,120,997	806,201
Tax Credits	11	7,113,941	5,980,796	8,042,187	7,086,783
Others	12	19,782,898	13,865,062	22,154,203	15,491,730
(Allowance for Other Receivables Losses)	8.f	(86,070)	(95,327)	(118,443)	(123,792)
Other Assets		408,187	400,248	532,981	499,650
Non - Current Assets Held for Sale		111,613	103,104	111,613	103,104
Other Assets		92,878	97,592	96,010	101,320
(Allowance for Valuation)		(82,721)	(87,435)	(85,710)	(91,010)
Prepaid Expenses		286,417	286,987	411,068	386,236

		Bank		Consolidated
Note	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Long-Term Assets		185,161,630	179,254,338	160,145,272	157,818,444
Interbank Investments	5	16,667,420	14,219,658	686,011	656,332
Interbank Deposits		16,265,412	13,848,311	284,003	284,985
Foreign Currency Investments		402,208	371,547	402,208	371,547
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	68,865,802	68,593,921	37,069,631	38,660,916
Own Portfolio		10,680,891	11,569,804	11,160,537	10,884,821
Subject to Repurchase Commitments		45,931,338	43,790,339	12,692,731	13,821,174
Derivative Financial Instruments		3,508,466	2,567,924	3,518,715	2,567,513
Linked to Central Bank of Brazil		947,413	1,859,544	947,413	1,859,544
Privatization Certificates		2,657	2,145	2,657	2,145
Linked to Guarantees		7,795,038	8,804,165	8,747,578	9,525,719
Interbank Accounts	7	207,859	198,439	207,859	198,439
Restricted Deposits:		207,859	198,439	207,859	198,439
National Housing System		207,859	198,439	207,859	198,439
Lending Operations	8	82,936,127	79,499,007	97,925,580	93,920,024
Public Sector		82,324	129,644	82,324	129,644
Private Sector		93,492,666	88,127,428	109,298,526	103,121,103
(Allowance for Loan Losses)	8.f	(10,638,863)	(8,758,065)	(11,455,270)	(9,330,723)
Leasing Operations	8	9,504	59,880	2,818,431	3,560,058
Public Sector		-	-	3,928	5,205
Private Sector		13,678	67,633	2,969,887	3,776,987
(Allowance for Lease Losses)	8.f	(4,174)	(7,753)	(155,384)	(222,134)
Other Receivables		16,140,872	16,582,092	20,432,488	20,145,542
Receivables for Guarantees Honored		1,793	1,823	1,793	1,823
Foreign Exchange Portfolio	9	658,991	293,913	658,991	293,913
Income Receivable		2,471	55,466	2,471	55,466
Tax Credits	11	7,014,948	6,580,968	8,889,078	8,043,300
Others	12	8,715,879	9,994,016	11,208,386	12,162,281
(Allowance for Other Receivables Losses)	8.f	(253,211)	(344,094)	(328,231)	(411,241)
Other Assets		334,046	101,341	1,005,272	677,133
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		327,750	95,045	998,976	670,837

Permanent Assets		40,521,451	39,974,328	23,286,470	25,054,771
Investments		17,520,461	15,209,932	39,706	69,310
Investments in Affiliates and Subsidiaries:	14	17,504,019	15,166,376	22,685	24,200
Domestic		15,550,384	15,166,376	22,685	24,200
Foreign		1,953,635	-	-	-
Other Investments		48,293	75,407	53,581	81,570
(Allowance for Losses)		(31,851)	(31,851)	(36,560)	(36,460)
Fixed Assets	15	5,220,852	4,902,891	5,257,425	4,934,875
Real Estate		2,135,430	2,137,681	2,137,572	2,139,823
Others		7,415,157	6,601,722	7,489,518	6,667,593
(Accumulated Depreciation)		(4,329,735)	(3,836,512)	(4,369,665)	(3,872,541)
Intangibles	16	17,780,138	19,861,505	17,989,339	20,050,586
Goodwill		26,012,090	26,868,346	26,171,836	27,031,260
Intangible Assets		6,924,196	6,111,869	7,033,778	6,191,679
(Accumulated Amortization)		(15,156,148)	(13,118,710)	(15,216,275)	(13,172,353)
Total Assets		478,847,940	465,225,117	442,788,274	423,725,809

		Bank		Consolidated
Note	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Current Liabilities		275,001,716	271,290,416	249,849,260	232,545,213
Deposits	17.a	98,662,462	113,464,541	73,338,609	72,738,135
Demand Deposits		12,206,748	13,684,773	11,966,268	13,536,806
Savings Deposits		25,726,909	23,293,434	25,726,909	23,293,434
Interbank Deposits		26,999,209	42,653,353	1,916,631	1,980,411
Time Deposits		33,729,596	33,832,981	33,728,801	33,927,484
Money Market Funding	17.b	51,970,868	59,231,381	45,863,036	56,451,019
Own Portfolio		27,850,519	42,894,806	24,243,048	41,171,792
Third Parties		17,873,187	8,424,898	15,372,826	7,367,550
Linked to Trading Portfolio Operations		6,247,162	7,911,677	6,247,162	7,911,677
Funds from Acceptance and Issuance of Securities	17.c	28,949,618	17,426,772	29,567,037	17,742,997
Exchange Acceptances		-	-	439,669	233,904
Resources of Debentures		-	-	174,540	80,744
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		27,969,513	17,027,739	27,972,723	17,029,316
Securities Issued Abroad		980,105	399,033	980,105	399,033
Interbank Accounts	7	1,559,612	8,467	1,559,612	8,467
Receipts and Payments Pending Settlement		1,549,486	3	1,549,486	3
Correspondents		10,126	8,464	10,126	8,464
Interbranch Accounts		795,060	2,012,600	795,060	2,012,600
Third-Party Funds in Transit		792,734	2,004,753	792,734	2,004,753
Internal Transfers of Funds		2,326	7,847	2,326	7,847
Borrowings	17.e	13,789,225	13,161,053	13,789,225	13,161,053
Local Borrowings - Other Institutions		55,275	-	55,275	-
Foreign Borrowings		13,733,950	13,161,053	13,733,950	13,161,053
Domestic Onlendings - Official Institutions	17.e	4,192,254	4,189,752	4,192,254	4,189,752
National Treasury		228	21,188	228	21,188
National Economic and Social Development Bank (BNDES)		2,389,111	1,899,635	2,389,111	1,899,635
Federal Savings and Loan Bank (CEF)		55,935	33,660	55,935	33,660
National Equipment Financing Authority (FINAME)		1,587,460	2,099,952	1,587,460	2,099,952
Other Institutions		159,520	135,317	159,520	135,317
Foreign Onlendings	17.e	22,370	914,798	22,370	914,798
Foreign Onlendings		22,370	914,798	22,370	914,798
Derivative Financial Instruments	6	1,799,763	2,138,328	1,821,210	2,138,328
Derivative Financial Instruments		1,799,763	2,138,328	1,821,210	2,138,328
Other Payables		73,260,484	58,742,724	78,900,847	63,188,064
Collected Taxes and Other		962,575	122,575	968,277	136,781
Foreign Exchange Portfolio	9	40,704,507	32,393,881	40,704,507	32,393,881
Social and Statutory		873,416	1,509,752	896,590	1,538,815
Tax and Social Security	18	8,643,162	7,306,192	11,689,501	9,387,397
Trading Account	10	721,063	694,242	1,008,284	808,845
Subordinated Debt	19	3,652,830	-	3,652,830	-
Others	20	17,702,931	16,716,082	19,980,858	18,922,345

		Bank		Consolidated
Note	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Long-Term Liabilities		137,827,970	128,113,710	126,323,639	124,844,045
Deposits	17.a	64,071,999	55,913,362	49,087,322	49,059,462
Interbank Deposits		16,057,315	7,743,600	1,073,003	889,707
Time Deposits		48,014,684	48,169,762	48,014,319	48,169,755
Money Market Funding	17.b	27,901,549	21,664,735	27,276,047	21,584,554
Own Portfolio		27,901,549	21,664,735	27,276,047	21,584,554
Funds from Acceptance and Issuance of Securities	17.c	20,273,144	21,087,243	22,054,998	22,189,968
Exchange Acceptances		-	-	632,905	471,881
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		8,678,082	12,789,632	9,827,031	13,420,476
Securities Issued Abroad		11,595,062	8,297,611	11,595,062	8,297,611
Borrowings	17.e	1,685,077	1,660,631	1,685,077	1,660,631
Local Borrowings - Other Institutions		82,414	-	82,414	-
Foreign Borrowings		1,602,663	1,660,631	1,602,663	1,660,631
Domestic Onlendings - Official Institutions	17.e	5,202,482	6,031,862	5,202,482	6,031,862
National Treasury		940	-	940	-
National Economic and Social Development Bank (BNDES)		2,720,451	3,542,793	2,720,451	3,542,793
Federal Savings and Loan Bank (CEF)		1,221	1,316	1,221	1,316
National Equipment Financing Authority (FINAME)		2,477,642	2,478,974	2,477,642	2,478,974
Other Institutions		2,228	8,779	2,228	8,779
Foreign Onlendings	17.e	22,211	161,827	22,211	161,827
Foreign Onlendings		22,211	161,827	22,211	161,827
Derivative Financial Instruments	6	3,458,051	2,544,524	3,462,497	2,544,614
Derivative Financial Instruments		3,458,051	2,544,524	3,462,497	2,544,614
Other Payables		15,213,457	19,049,526	17,533,005	21,611,127
Foreign Exchange Portfolio	9	215,942	399,973	215,942	399,973
Tax and Social Security	18	3,533,560	3,010,670	5,595,319	5,364,910
Trading Account	10	-	28	-	28
Subordinated Debts	19	8,043,107	10,908,344	8,043,107	10,908,344
Others	20	3,420,848	4,730,511	3,678,637	4,937,872
Deferred Income		218,762	207,291	218,762	207,291
Deferred Income		218,762	207,291	218,762	207,291
Minority Interest		-	-	606,265	550,695
Stockholders' Equity	22	65,799,492	65,613,700	65,790,348	65,578,565
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		600,495	529,149	602,207	529,149
Profit Reserves		1,211,055	1,631,897	1,211,055	1,632,544
Adjustment to Fair Value		893,200	737,221	862,519	701,439
Accumulated Profits		434,687	-	454,512	-
(-) Treasury Shares		(168,146)	(112,768)	(168,146)	(112,768)
Total Liabilities		478,847,940	465,225,117	442,788,274	423,725,809

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank				Consolidaded
		07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	Note	09/30/2012	09/30/2012	09/30/2011	09/30/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011

Financial Income		13,275,044	42,526,809	16,619,557	41,548,553	13,462,815	42,856,540	16,991,821	43,117,102
Lending Operations		8,319,330	27,046,301	11,594,799	25,248,585	9,747,220	31,275,923	12,741,647	28,420,243
Leasing Operations		3,323	15,008	8,640	29,822	252,041	851,424	392,464	1,261,038
Securities Transactions	6.a	4,348,804	12,915,936	5,249,423	13,104,214	2,850,440	8,170,541	4,073,696	10,123,080
Derivatives Transactions		(97,563)	(669,561)	(1,935,946)	(746,005)	(93,991)	(675,908)	(1,932,516)	(748,239)
Foreign Exchange Operations		12,624	753,589	564,708	918,292	12,624	753,589	564,709	918,292
Compulsory Deposits		669,738	2,438,355	1,137,933	2,993,645	675,693	2,453,790	1,151,821	3,142,688
Operations of Sale or Transfer of Financial Assets		18,788	27,181	-	-	18,788	27,181	-	-

Financial Expenses		(9,076,056)	(31,249,075)	(14,756,381)	(31,767,541)	(8,674,807)	(29,712,385)	(14,383,416)	(31,095,236)
Funding Operations	17.d	(5,845,839)	(20,130,063)	(9,343,875)	(21,736,925)	(4,958,262)	(17,063,870)	(8,545,543)	(19,854,641)
Borrowings and Onlendings Operations		(109,362)	(1,258,250)	(2,856,738)	(2,541,804)	(109,362)	(1,258,533)	(2,856,739)	(2,542,953)
Allowance for Loan Losses	8.f	(3,120,855)	(9,860,762)	(2,555,768)	(7,488,812)	(3,607,183)	(11,389,982)	(2,981,134)	(8,697,642)

Gross Profit From Financial Operations		4,198,988	11,277,734	1,863,176	9,781,012	4,788,008	13,144,155	2,608,405	12,021,866

Other Operating (Expenses) Income		(3,401,114)	(9,768,877)	(2,556,480)	(7,996,387)	(3,920,095)	(11,218,868)	(3,178,947)	(9,664,584)
Income from Services Rendered	25	1,641,302	4,703,492	1,422,724	4,501,211	1,779,347	5,099,880	1,490,424	4,728,602
Income from Banking Fees	25	602,684	1,797,568	588,763	1,487,945	763,080	2,285,695	764,903	1,902,525
Personnel Expenses	26	(1,534,292)	(4,398,251)	(1,278,723)	(3,812,963)	(1,615,247)	(4,644,407)	(1,341,947)	(3,996,007)
Other Administrative Expenses	27	(2,986,050)	(8,717,855)	(2,618,548)	(7,699,740)	(3,087,483)	(8,989,589)	(2,697,261)	(7,921,301)
Tax Expenses	28	(658,964)	(1,903,293)	(460,670)	(1,711,812)	(780,493)	(2,244,880)	(578,999)	(2,065,948)
Investments in Affiliates and Subsidiaries	14	27,956	752,216	354,371	1,164,646	363	1,094	(571)	1,002
Other Operating Income	29	764,881	1,736,804	821,000	1,691,771	456,622	1,529,457	583,823	1,577,504
Other Operating Expenses	30	(1,258,631)	(3,739,558)	(1,385,397)	(3,617,445)	(1,436,284)	(4,256,118)	(1,399,319)	(3,890,961)

Operating Income		797,874	1,508,857	(693,304)	1,784,625	867,913	1,925,287	(570,542)	2,357,282

Nonoperating Income	31	(2,376)	14,652	32,241	108,326	(1,824)	33,285	40,912	209,508

Income Before Taxes on Income and Profit Sharing		795,498	1,523,509	(661,063)	1,892,951	866,089	1,958,572	(529,630)	2,566,790

Income Tax and Social Contribution	32	(12,482)	1,192,783	1,832,416	1,683,424	(24,784)	916,812	1,722,693	1,105,753
Provision for Income Tax		19,412	(104,400)	328,457	(84,723)	21,964	(382,420)	232,452	(510,634)
Provision for Social Contribution Tax		-	(70,534)	263,751	(17,727)	(17,930)	(305,522)	194,620	(316,918)
Deferred Tax Credits		(31,894)	1,367,717	1,240,208	1,785,874	(28,818)	1,604,754	1,295,621	1,933,305

Profit Sharing		(198,329)	(732,447)	(294,656)	(882,141)	(213,956)	(787,469)	(311,553)	(932,334)

Minority Interest		-	-	-	-	(35,853)	(84,893)	(15,898)	(50,312)

Net Income		584,687	1,983,845	876,697	2,694,234	591,496	2,003,022	865,612	2,689,897

Number of Shares (Thousands)	22.a	397,974,468	397,974,468	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		1.47	4.98	2.20	6.75

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
	Note	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Retained Earnings	(-)Treasury Shares	Total

Balances as of December 31, 2010		62,828,201	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(100,949)	(100,949)
Result of Treasury Shares	22.d	-	5	-	-	-	-	-	-	5
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	343,090	85,160	-	-	428,250
Dividends based on Reserve of Dividend Equalization	22.b	-	-	-	(273,840)	-	-	-	-	(273,840)
Net Income		-	-	-	-	-	-	2,694,234	-	2,694,234
Allocations:
Legal Reserve		-	-	90,877	-	-	-	(90,877)	-	-
Dividends	22.b	-	-	-	-	-	-	(576,160)	-	(576,160)
Interest on Capital	22.b	-	-	-	-	-	-	(1,550,000)	-	(1,550,000)
Reserve of Dividend Equalization	22.c	-	-	-	500	-	-	(500)	-	-
Balances as of September 30, 2011		62,828,201	529,141	1,053,187	500	624,025	87,723	476,697	(100,949)	65,498,525

Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	(112,768)	65,613,700
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	(55,378)	(55,378)
Result of Treasury Shares	22.d	-	9	-	-	-	-	-	-	9
Reservations for Share-Based Payment	33.c	-	71,337	-	-	-	-	-	-	71,337
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	131,336	24,643	-	-	155,979
Dividends Based on Reserve for Dividend Equalization	22.b	-	-	-	(491,050)	-	-	-	-	(491,050)
Net Income		-	-	-	-	-	-	1,983,845	-	1,983,845
Allocations:
Legal Reserve		-	-	69,958	-	-	-	(69,958)	-	-
Dividends	22.b	-	-	-	(348,950)	-	-	(560,000)	-	(908,950)
Interest on Capital	22.b	-	-	-	-	-	-	(570,000)	-	(570,000)
Reserve for Dividend Equalization	22.c	-	-	-	349,200	-	-	(349,200)	-	-
Balances as of September 30, 2012		62,828,201	600,495	1,210,805	250	850,448	42,752	434,687	(168,146)	65,799,492
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Operational Activities
Net Income		1,983,845	2,694,234	2,003,022	2,689,897
Adjustment to Net Income		14,417,446	10,478,837	16,685,731	12,953,324
Allowance for Loan Losses	8.f	9,860,762	7,488,812	11,389,982	8,697,642
Provision for Legal Proceedings, Administrative and Other		2,684,367	2,548,041	3,250,443	3,006,755
Deferred Tax Credits		(1,171,991)	(1,582,553)	(1,901,399)	(1,923,839)
Equity in Affiliates and Subsidiaries	14	(752,216)	(1,164,646)	(1,094)	(1,002)
Depreciation and Amortization	27	3,962,795	3,276,845	3,976,295	3,287,599
Recognition (Reversal) Allowance for Other Assets Losses	31	(4,727)	(2,812)	(5,315)	(222)
Result on Sale of Other Assets	31	(2,826)	(6,256)	(4,550)	(7,032)
Result on Impairment of Assets	29&30	(411)	3,392	(411)	3,392
Result on Sale of Investments	31	(13,744)	(62,232)	(14,810)	(113,134)
Others		(144,563)	(19,754)	(3,410)	3,165
Changes on Assets and Liabilities		(6,741,305)	(29,009,817)	(5,591,832)	(27,659,271)
Decrease (Increase) in Interbank Investments		2,070,891	(13,585,791)	835,337	(6,104,222)
Decrease (Increase) in Securities and Derivative Financial Instruments		10,615,885	(4,875,719)	11,964,715	(3,121,996)
Decrease (Increase) in Lending and Leasing Operations		(14,071,765)	(23,273,423)	(17,136,393)	(27,766,706)
Decrease (Increase) in Deposits on Central Bank of Brazil		6,778,007	(4,533,316)	6,753,764	(2,395,697)
Decrease (Increase) in Other Receivables		(13,080,618)	(14,849,278)	(13,998,649)	(15,719,485)
Decrease (Increase) in Other Assets		(232,135)	65,687	(352,971)	(636,583)
Net Change on Other Interbank and Interbranch Accounts		(1,244,258)	(1,274,643)	(1,244,258)	(1,274,621)
Increase (Decrease) in Deposits		(6,643,442)	8,552,058	628,334	2,440,793
Increase (Decrease) in Money Market Funding		(1,023,699)	6,634,824	(4,896,490)	6,268,781
Increase (Decrease) in Borrowings and Onlendings		(1,206,304)	2,033,062	(1,206,304)	2,033,062
Increase (Decrease) in Other Liabilities		12,657,198	16,770,855	15,375,557	20,344,169
Increase (Decrease) in Change in Deferred Income		11,471	23,214	11,471	23,192
Tax Paid		(849,990)	(697,347)	(1,796,178)	(1,749,958)
Net Cash Provided by (Used in) Operational Activities		9,659,986	(15,836,746)	13,096,921	(12,016,050)
Investing Activities
Acquisition of Investment		(2,159,547)	(11,565)	(9,826)	(7,685)
Acquisition of Fixed Assets		(825,905)	(664,354)	(834,451)	(679,468)
Acquisition of Intangible Assets		(1,376,602)	(683,907)	(1,406,374)	(839,162)
Net Cash Received on Sale/Reduction of Investments		51,016	180,392	53,071	237,260
Proceeds from Assets not in Use		15,612	29,959	18,445	35,510
Proceeds from Property for Own Use		5,296	20,757	5,610	22,660
Dividends and Interest on Capital Received		1,877,983	3,746,259	13,745	548
Net Cash Provided by (Used in) Investing Activities		(1,889,601)	2,617,541	(1,637,234)	(1,230,337)
Financing Activities
Acquisition of Own Share	22.d	(55,378)	(100,949)	(55,378)	(100,949)
Long-Term Emissions		22,904,909	24,650,670	22,987,898	24,650,670
Long-Term Payments		(15,946,588)	(9,526,857)	(15,949,071)	(9,526,857)
Dividends and Interest on Capital Paid		(2,493,725)	(3,964,937)	(2,524,922)	(3,996,856)
Increase (Decrease) on Minority Interest		-	-	84,215	49,889
Net Cash Provided by (Used in) Financing Activities		4,409,218	11,057,927	4,549,963	11,075,897
Net Increase (Decrease) in Cash and Cash Equivalents		12,179,603	(2,161,278)	16,009,650	(2,170,490)
Cash and Cash Equivalents at the Beginning of Period	4	9,903,096	9,499,413	9,390,878	9,508,964
Cash and Cash Equivalents at the End of Period	4	22,082,699	7,338,135	25,400,528	7,338,474

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Note	09/30/2012		09/30/2011		09/30/2012		09/30/2011

Financial Income		42,526,809		41,548,553		42,856,540		43,117,102
Income from Services Rendered and Banking Fees	25	6,501,060		5,989,156		7,385,575		6,631,127
Allowance for Loans Losses	8.f	(9,860,762)		(7,488,812)		(11,389,982)		(8,697,642)
Other Income and Expenses		(1,988,513)		(1,813,956)		(2,693,787)		(2,100,557)
Financial Expenses		(21,388,313)		(24,278,729)		(18,322,403)		(22,397,594)
Third-party Input		(4,302,638)		(4,028,753)		(4,558,643)		(4,233,521)
Materials, Energy and Others		(207,383)		(202,775)		(208,822)		(205,223)
Third-Party Services	27	(1,414,661)		(1,304,911)		(1,567,983)		(1,417,691)
Impairment of Assets	29&30	411		(3,392)		411		(3,392)
Others		(2,681,005)		(2,517,675)		(2,782,249)		(2,607,215)
Gross Added Value		11,487,643		9,927,459		13,277,300		12,318,915
Retentions
Depreciation and Amortization	27	(3,962,795)		(3,276,845)		(3,976,295)		(3,287,599)
Added Value Produced Net		7,524,848		6,650,614		9,301,005		9,031,316
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	752,216		1,164,646		1,094		1,002
Added Value to Distribute		8,277,064		7,815,260		9,302,099		9,032,318
Added Value Distribution
Employee		4,527,494	54.7%	4,158,772	53.2%	4,796,035	51.6%	4,364,533	48.3%
Compensation	26	2,570,712		2,189,340		2,720,159		2,293,318
Benefits	26	771,453		680,339		814,572		715,306
Government Severance Indemnity Funds for Employees - FGTS		231,113		219,594		246,606		231,900
Others		954,216		1,069,499		1,014,698		1,124,009
Taxes		1,313,714	15.9%	564,720	7.2%	1,963,909	21.1%	1,524,003	16.9%
Federal		1,042,329		273,051		1,637,135		1,185,447
State		438		608		588		757
Municipal		270,947		291,061		326,186		337,799
Compensation of Third-Party Capital - Rental	27	452,011	5.5%	397,534	5.1%	454,240	4.9%	403,573	4.5%
Remuneration of Interest on Capital		1,983,845	23.9%	2,694,234	34.5%	2,087,915	22.4%	2,740,209	30.3%
Dividends		908,950		576,160		908,950		576,160
Interest on Capital	22.b	570,000		1,550,000		570,000		1,550,000
Profit Reinvestment		504,895		568,074		524,072		563,737
Participation Results of Minority of Shareholders		-		-		84,893		50,312
Total		8,277,064	100.0%	7,815,260	100.0%	9,302,099	100.0%	9,032,318	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, creditcard operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, asset management, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements of Banco Santander and its subsidiaries (Consolidated) as indicated in note 14 have been prepared in accordance with accounting practices,  established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standart chart of Accounts for Financial Institutions (Cosif) and the Brazilian Securities and Exchange Commission (CVM), wich do not conflict with the rules issued by Bacen.

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations haves been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended in September 30, 2012 was approved by Board of Directors on the meeting held in October 24, 2012.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2012 were be disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and axchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflaction adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:
I - Trading securities;
II - Available-for-sale securities;
III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I ("trading") and III ("held-to-maturity"). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not quality as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivatives designated as hedge can be classified as:
I - Market risk hedge; and
II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actual receipt.

Normally, the Bank written off loans when they have more than 360 days late. In the case of loans for long-term (over 3 years) are written off when they complete 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not exhausted all the procedures for collection.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will become their results recognized by the remaining terms of operations, and financial assets subject of the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, whether the retention or not of risk.

Allowances for loan losses are recognized based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical provisions for capitalization are recognized in accordance with the criteria below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date;

• The provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet was made in which the bonds will participate;

• The provision for drawings is recognized for bonds drawn but not yet was paid; and

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees eligible and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement. The amounts not yet contributed at each year-end are recognized, at their present value in balance sheets like other obligations - others - employee benefit plans.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not defined contribution plan and are shown ate Note 33.

The present value of obligations of defined benefit plans are recorded, net (i) the fair value of plan assets,(ii) of gains and / or net unrecognized actuarial losses, which are deferred using the corridor method, and (iii) the costs of past service, which is deferred over time. The obligations are recorded in the balance sheet as other liabilities - others - employee benefit plans.

An actuarial asset is recognized in the balance sheet as other receivables - others, if the net amount represents an asset. This situation applies: (i) excess funds represent future economic benefits in the form of return of funds to the sponsor or reduction in future contributions, as the conditions laid down in Council Resolution of Pension Funds Management (CGPC) 26/2008, and (ii) resulting from any actuarial losses and past service costs accrued,net and unrecognized which will be offset in the long-term.

Plan assets are defined as those who will be directly used to settle obligations and that: (i) are sponsored property, and (ii) may only be used to pay or finance post-employment benefits and can not be returned sponsoring entities, unless there is an excess of resources as conditions at CGPC Resolution 26/2008.

Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Bank uses the corridor method and recognizes in the income the net amount of the cumulative actuarial gains and/or losses which exceeds the higher amount between 10% of the present value of the obligations or 10% of the fair value of the plan assets.

The past service cost, which arises from changes to current post-employment benefits or from the introduction of new benefits, is recognized on a straight-line basis in the income over the period from the time the new commitments arise to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - pension plans and personnel costs.

The defined benefit plans are recorded based on actuarial study, conducted annually by external advisory body at the end of each fiscal year to be effective for the subsequent period.

m) Share-based Compensation

Settlement in Action

Related for options to purchase shares of Banco Santander promoting a commitment of executives to the long-term results. The amount of shares granted to executives vary according to certain performance parameters.

At the beginning of the plan is made an estimate of the probable quantity of options to be granted and register the fair value on personnel expenses in return against the "stockholders' equity - reserves for share-based payment" during the period of validity of each cycle.

Settlement in Cash

At the beginning of the plan, an estimate is made of the probable quantity of "hypothetical" share that will be received by executives. It determined the fair value of "hypothetical" shares and recorded throughout the duration of each cycle a provision in other liabilities against the personnel expense.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.i).

Contingent assets are not accounting recognized, except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses.Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, the corresponding deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. Deferred income is allocated to profit or loss according to the effectiveness of the underluing contracts.

4. Cash and Cash Equivalents

					Bank
		09/30/2012	12/31/2011	09/30/2011	12/31/2010
Cash		4,434,750	4,458,365	4,587,055	4,375,077
Interbank Investments		17,647,949	5,444,731	2,751,080	5,124,336
Money Market Investments		12,059,178	1,377,537	441,127	767,162
Interbank Deposits		115,938	1,115,424	364,450	78,842
Foreign Currency Investments		5,472,833	2,951,770	1,945,503	4,278,332
Total		22,082,699	9,903,096	7,338,135	9,499,413

					Consolidated
		09/30/2012	12/31/2011	09/30/2011	12/31/2010
Cash		4,521,749	4,470,858	4,587,394	4,376,128
Interbank Investments		20,878,779	4,920,020	2,751,080	5,132,836
Money Market Investments		13,558,280	1,377,537	441,127	767,162
Interbank Deposits		115,938	590,713	364,450	87,342
Foreign Currency Investments		7,204,561	2,951,770	1,945,503	4,278,332
Total		25,400,528	9,390,878	7,338,474	9,508,964

5. Interbank Investments

					Bank
				09/30/2012	12/31/2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	18,197,697	8,734,201	-	26,931,898	18,966,086
Own Portfolio	2,954,032	989,643	-	3,943,675	2,809,657
Treasury Bills - LFT	161,402	-	-	161,402	20
National Treasury Bills - LTN	481,105	105,666	-	586,771	584,150
National Treasury Notes - NTN	2,311,525	883,977	-	3,195,502	2,225,487
Third-party Portfolio	11,680,493	5,207,283	-	16,887,776	8,547,472
Treasury Bills - LFT	-	-	-	-	1,000,545
National Treasury Bills - LTN	5,172,728	953,902	-	6,126,630	506,603
National Treasury Notes - NTN	6,507,765	4,253,381	-	10,761,146	7,040,324
Sold Position	3,563,172	2,537,275	-	6,100,447	7,608,957
National Treasury Bills - LTN	166,344	766,716	-	933,060	1,467,574
National Treasury Notes - NTN	3,396,828	1,770,559	-	5,167,387	6,141,383
Interbank Deposits	8,221,933	14,500,056	16,265,412	38,987,401	39,372,653
Foreign Currency Investments	5,473,443	-	402,208	5,875,651	3,323,884
Allowance for Losses	-	-	(200)	(200)	(200)
Total	31,893,073	23,234,257	16,667,420	71,794,750	61,662,423
Current				55,127,330	47,442,765
Long-term				16,667,420	14,219,658

					Consolidated
				09/30/2012	12/31/2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	19,697,747	8,734,202	-	28,431,949	18,966,271
Own Portfolio	4,983,622	989,644	-	5,973,266	2,809,842
Treasury Bills - LFT	161,402	-	-	161,402	20
National Treasury Bills - LTN	1,980,998	105,666	-	2,086,664	584,150
National Treasury Notes - NTN	2,841,171	883,978	-	3,725,149	2,225,487
Debentures	51	-	-	51	185
Third-party Portfolio	11,150,953	5,207,283	-	16,358,236	8,547,472
Treasury Bills - LFT	-	-	-	-	1,000,545
National Treasury Bills - LTN	5,172,728	953,902	-	6,126,630	506,603
National Treasury Notes - NTN	5,978,225	4,253,381	-	10,231,606	7,040,324
Sold Position	3,563,172	2,537,275	-	6,100,447	7,608,957
National Treasury Bills - LTN	166,344	766,716	-	933,060	1,467,574
National Treasury Notes - NTN	3,396,828	1,770,559	-	5,167,387	6,141,383
Interbank Deposits	684,243	3,601,110	284,003	4,569,356	3,195,106
Foreign Currency Investments	7,205,170	-	402,208	7,607,378	3,323,884
Allowance for Losses	-	-	(200)	(200)	(200)
Total	27,587,160	12,335,312	686,011	40,608,483	25,485,061
Current				39,922,472	24,828,729
Long-term				686,011	656,332

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				09/30/2012	12/31/2011
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	17,507,477	169,260	-	17,676,737	27,311,123
Government Securities	14,600,472	183,324	-	14,783,796	24,261,521
Private Securities	2,907,005	(14,064)	-	2,892,941	3,049,602
Available-for-Sale Securities	69,223,256	-	1,981,522	71,204,778	72,622,162
Government Securities	24,411,409	-	2,050,471	26,461,880	29,041,690
Private Securities	44,811,847	-	(68,949)	44,742,898	43,580,472
Held-to-Maturity Securities	1,001,097	-	-	1,001,097	964,596
Government Securities	1,001,097	-	-	1,001,097	964,596
Total Securities	87,731,830	169,260	1,981,522	89,882,612	100,897,881
Derivatives (Assets)	3,817,814	936,118	(2,782)	4,751,150	4,249,005
Total Securities and Derivatives	91,549,644	1,105,378	1,978,740	94,633,762	105,146,886
Current	-	-	-	25,767,959	36,552,965
Long-term	-	-	-	68,865,802	68,593,921
Derivatives (Liabilities)	(4,099,792)	(1,140,102)	(17,920)	(5,257,814)	(4,682,852)
Current	-	-	-	(1,799,763)	(2,138,328)
Long-term	-	-	-	(3,458,051)	(2,544,524)

					Consolidated
				09/30/2012	12/31/2011
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	17,053,472	169,266	-	17,222,738	26,124,312
Government Securities	16,409,353	183,330	-	16,592,683	25,225,455
Private Securities	644,119	(14,064)	-	630,055	898,857
Available-for-sale Securities	38,449,398	-	2,037,555	40,486,953	43,282,183
Government Securities	25,432,687	-	2,106,371	27,539,058	30,360,152
Private Securities	13,016,711	-	(68,816)	12,947,895	12,922,031
Held-to-Maturity Securities	1,001,097	-	-	1,001,097	964,596
Government Securities	1,001,097	-	-	1,001,097	964,596
Total Securities	56,503,967	169,266	2,037,555	58,710,788	70,371,091
Derivatives (Assets)	3,912,883	942,002	(2,782)	4,852,103	4,245,146
Total Securities and Derivatives	60,416,850	1,111,268	2,034,773	63,562,891	74,616,237
Current	-	-	-	26,493,260	35,955,321
Long-term	-	-	-	37,069,631	38,660,916
Derivatives (Liabilities)	(4,118,935)	(1,146,852)	(17,920)	(5,283,707)	(4,682,942)
Current	-	-	-	(1,821,210)	(2,138,328)
Long-term	-	-	-	(3,462,497)	(2,544,614)

II) Trading Securities

				Bank				Consolidated
			09/30/2012	12/31/2011			09/30/2012	12/31/2011
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	14,600,472	183,324	14,783,796	24,261,521	16,409,353	183,330	16,592,683	25,225,455
Treasury Certificates - CFT	-	-	-	73,768	-	-	-	73,768
National Treasury Bills - LTN	4,407,468	8,364	4,415,832	9,038,216	4,513,158	8,364	4,521,522	9,038,216
Treasury Bills - LFT	635,048	51	635,099	868,181	2,338,238	57	2,338,295	1,832,115
National Treasury Notes - NTN B	6,947,693	111,197	7,058,890	6,615,312	6,947,693	111,197	7,058,890	6,615,312
National Treasury Notes - NTN C	79,034	4,111	83,145	879	79,034	4,111	83,145	879
National Treasury Notes - NTN F	2,463,334	57,809	2,521,143	7,545,986	2,463,335	57,809	2,521,144	7,545,986
Agricultural Debt Securities - TDA	57,491	1,341	58,832	96,208	57,491	1,341	58,832	96,208
Brazilian Foreign Debt Notes	10,404	451	10,855	4,144	10,404	451	10,855	4,144
Debentures (1)	-	-	-	18,827	-	-	-	18,827
Private Securities	2,907,005	(14,064)	2,892,941	3,049,602	644,119	(14,064)	630,055	898,857
Shares	346,694	(12,033)	334,661	173,897	346,694	(12,033)	334,661	173,897
Receivables Investment Fund - FIDC (2)	25,354	-	25,354	28,779	25,354	-	25,354	28,779
Investment Fund Shares in Participation - FIP	-	-	-	372,977	43,248	-	43,248	372,977
Investment Fund Shares	3,595	-	3,595	136,356	111,783	-	111,783	221,354
Debentures	2,484,360	(251)	2,484,109	2,316,890	68,949	(251)	68,698	50,638
Certificates of Real Estate Receivables - CRI	47,002	(1,780)	45,222	20,703	47,002	(1,780)	45,222	20,703
Bank Deposits Certificates - CDB	-	-	-	-	1,089	-	1,089	30,509
Total	17,507,477	169,260	17,676,737	27,311,123	17,053,472	169,266	17,222,738	26,124,312

						Bank
						09/30/2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	220,307	2,435,023	3,884,593	8,243,873	14,783,796
National Treasury Bills - LTN	-	197,344	1,015,793	1,578,573	1,624,122	4,415,832
Treasury Bills - LFT	-	-	188,130	438,148	8,821	635,099
National Treasury Notes - NTN B	-	17,472	792,007	1,735,359	4,514,052	7,058,890
National Treasury Notes - NTN C	-	-	708	-	82,437	83,145
National Treasury Notes - NTN F	-	-	421,512	100,483	1,999,148	2,521,143
Agricultural Debt Securities - TDA	-	5,491	16,873	32,030	4,438	58,832
Brazilian Foreign Debt Notes	-	-	-	-	10,855	10,855
Private Securities	338,256	1,771	1,145	49,291	2,502,478	2,892,941
Shares	334,661	-	-	-	-	334,661
Receivables Investment Fund - FIDC (2)	-	-	-	-	25,354	25,354
Investment Fund Shares	3,595	-	-	-	-	3,595
Debentures	-	1,771	236	38,800	2,443,302	2,484,109
Certificates of Real Estate Receivables - CRI	-	-	909	10,491	33,822	45,222
Total	338,256	222,078	2,436,168	3,933,884	10,746,351	17,676,737

						Consolidated
						09/30/2012
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	105,690	220,307	3,620,699	4,265,946	8,380,041	16,592,683
National Treasury Bills - LTN	105,690	197,344	1,015,793	1,578,573	1,624,122	4,521,522
Treasury Bills - LFT	-	-	1,373,805	819,501	144,989	2,338,295
National Treasury Notes - NTN B	-	17,472	792,007	1,735,359	4,514,052	7,058,890
National Treasury Notes - NTN C	-	-	708	-	82,437	83,145
National Treasury Notes - NTN F	-	-	421,513	100,483	1,999,148	2,521,144
Agricultural Debt Securities - TDA	-	5,491	16,873	32,030	4,438	58,832
Brazilian Foreign Debt Notes	-	-	-	-	10,855	10,855
Private Securities	489,692	5,368	1,145	49,291	84,559	630,055
Shares	334,661	-	-	-	-	334,661
Receivables Investment Fund - FIDC (2)	-	-	-	-	25,354	25,354
Investment Fund Shares in Participation - FIP	43,248	-	-	-	-	43,248
Investment Fund Shares	111,783	-	-	-	-	111,783
Debentures	-	4,279	236	38,800	25,383	68,698
Certificates of Real Estate Receivables - CRI	-	-	909	10,491	33,822	45,222
Bank Deposits Certificates - CDB	-	1,089	-	-	-	1,089
Total	595,382	225,675	3,621,844	4,315,237	8,464,600	17,222,738
(1) Issued by mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

III) Available-for-Sale Securities

				Bank				Consolidated
			09/30/2012	12/31/2011			09/30/2012	12/31/2011
		Adjustment to				Adjustment to
	Cost	Fair Value -	Carrying	Carrying	Cost	Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Equity	Amount	Amount	Amortized	Equity	Amount	Amount
Government Securities	24,411,409	2,050,471	26,461,880	29,041,690	25,432,687	2,106,371	27,539,058	30,360,152
Treasury Certificates - CFT	284	291	575	113,699	284	291	575	113,699
Securitized Credit	1,712	945	2,657	2,145	1,712	945	2,657	2,145
National Treasury Bills - LTN	7,418,269	669,110	8,087,379	11,659,292	7,648,522	678,438	8,326,960	11,738,863
Treasury Bills - LFT	3,187,047	(403)	3,186,644	2,998,935	3,253,886	(338)	3,253,548	3,078,254
National Treasury Notes - NTN A	134,325	25,419	159,744	130,532	134,324	25,419	159,743	130,532
National Treasury Notes - NTN B	507,812	46,515	554,327	500,142	507,812	46,515	554,327	500,142
National Treasury Notes - NTN C	859,243	233,456	1,092,699	982,978	859,243	233,456	1,092,699	982,978
National Treasury Notes - NTN F	11,988,281	1,073,623	13,061,904	12,447,410	12,712,468	1,120,130	13,832,598	13,606,982
National Treasury Notes - NTN P	-	-	-	114	-	-	-	114
Agricultural Debt Securities - TDA	-	-	-	17	-	-	-	17
State and Municipal Bonds - CEPAC	225,788	579	226,367	-	225,788	579	226,367	-
Debentures (1)	88,648	936	89,584	206,426	88,648	936	89,584	206,426
Private Securities	44,811,847	(68,949)	44,742,898	43,580,472	13,016,711	(68,816)	12,947,895	12,922,031
Shares	556,606	(114,078)	442,528	731,081	596,769	(114,078)	482,691	734,380
Receivables Investment Fund - FIDC (2)	1,546,235	-	1,546,235	2,118,797	1,689,471	-	1,689,471	2,118,797
Investment Fund Shares in Participation - FIP	502,247	(58,409)	443,838	448,237	1,311,452	(58,409)	1,253,043	448,237
Investment Fund Shares	108,512	-	108,512	961	79,734	133	79,867	67,208
Debentures (3)	39,407,869	112,100	39,519,969	37,784,043	6,648,907	112,100	6,761,007	7,056,056
Eurobonds	201,294	62	201,356	184,872	201,294	62	201,356	184,872
Promissory Notes - NP	768,342	(200)	768,142	950,933	768,342	(200)	768,142	950,933
Real Estate Credit Notes - CCI	21,971	1,941	23,912	24,228	21,971	1,941	23,912	24,228
Agribusiness Receivables Certificates - CDCA	-	-	-	2,507	-	-	-	2,507
Financial Bills - LF	477,579	(21,466)	456,113	-	477,579	(21,466)	456,113	-
Certificates of Real Estate Receivables - CRI	1,221,192	11,101	1,232,293	1,334,813	1,221,192	11,101	1,232,293	1,334,813
Total	69,223,256	1,981,522	71,204,778	72,622,162	38,449,398	2,037,555	40,486,953	43,282,183

						Bank
						09/30/2012
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	7,295	3,213,989	11,514,325	11,726,271	26,461,880
Treasury Certificates - CFT	-	-	-	-	575	575
Securitized Credit	-	-	-	59	2,598	2,657
National Treasury Bills - LTN	-	-	7,862	8,079,517	-	8,087,379
Treasury Bills - LFT	-	-	2,811,683	374,961	-	3,186,644
National Treasury Notes - NTN A	-	1,900	-	-	157,844	159,744
National Treasury Notes - NTN B	-	5,081	-	549,246	-	554,327
National Treasury Notes - NTN C	-	-	5,622	-	1,087,077	1,092,699
National Treasury Notes - NTN F	-	-	296,181	2,376,816	10,388,907	13,061,904
State and Municipal Bonds - CEPAC	-	-	92,641	133,726	-	226,367
Debentures (1)	-	314	-	-	89,270	89,584
Private Securities	2,541,113	243,374	832,214	5,914,436	35,211,761	44,742,898
Shares	442,528	-	-	-	-	442,528
Receivables Investment Fund - FIDC (2)	1,546,235	-	-	-	-	1,546,235
Investment Fund Shares in Participation - FIP	443,838	-	-	-	-	443,838
Investment Fund Shares	108,512	-	-	-	-	108,512
Debentures (3)	-	125,088	142,939	5,285,923	33,966,019	39,519,969
Eurobonds	-	6	197,360	3,870	120	201,356
Promissory Notes - NP	-	-	422,959	101,684	243,499	768,142
Real Estate Credit Notes - CCI	-	-	4,038	6,851	13,023	23,912
Financial Bills - LF	-	-	-	456,113	-	456,113
Certificates of Real Estate Receivables - CRI	-	118,280	64,918	59,995	989,100	1,232,293
Total	2,541,113	250,669	4,046,203	17,428,761	46,938,032	71,204,778

						Consolidated
						09/30/2012
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	11,523	3,334,399	11,992,863	12,200,273	27,539,058
Treasury Certificates - CFT	-	-	-	-	575	575
Securitized Credit	-	-	-	59	2,598	2,657
National Treasury Bills - LTN	-	-	7,862	8,168,705	150,393	8,326,960
Treasury Bills - LFT	-	4,228	2,854,036	395,284	-	3,253,548
National Treasury Notes - NTN A	-	1,900	-	-	157,843	159,743
National Treasury Notes - NTN B	-	5,081	-	549,246	-	554,327
National Treasury Notes - NTN C	-	-	5,622	-	1,087,077	1,092,699
National Treasury Notes - NTN F	-	-	374,238	2,745,843	10,712,517	13,832,598
State and Municipal Bonds - CEPAC	-	-	92,641	133,726	-	226,367
Debentures (1)	-	314	-	-	89,270	89,584
Private Securities	3,505,072	243,374	832,213	2,463,372	5,903,864	12,947,895
Shares	482,691	-	-	-	-	482,691
Receivables Investment Fund - FIDC (2)	1,689,471	-	-	-	-	1,689,471
Investment Fund Shares in Participation - FIP	1,253,043	-	-	-	-	1,253,043
Investment Fund Shares	79,867	-	-	-	-	79,867
Debentures (3)	-	125,088	142,938	1,834,858	4,658,123	6,761,007
Eurobonds	-	6	197,360	3,870	120	201,356
Promissory Notes - NP	-	-	422,959	101,685	243,498	768,142
Real Estate Credit Notes - CCI	-	-	4,038	6,851	13,023	23,912
Financial Bills - LF	-	-	-	456,113	-	456,113
Certificates of Real Estate Receivables - CRI	-	118,280	64,918	59,995	989,100	1,232,293
Total	3,505,072	254,897	4,166,612	14,456,235	18,104,137	40,486,953
(1) Issued by mixed capital company.

(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(3) In September 30, 2012, includes R$287,625 of hedge objects market risks.

IV) Held-to-Maturity Securities

								Bank/Consolidated
								09/30/2012
								by Maturity
		Cost Amortized/Carrying Amount		Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)		09/30/2012	12/31/2011	3 Months	12 months	3 Years	3 Years	Total
Government Securities		1,001,097	964,596	448	10,105	556	989,988	1,001,097
National Treasury Notes - NTN C		999,674	962,041	-	9,686	-	989,988	999,674
National Treasury Notes - NTN I		1,423	2,555	448	419	556	-	1,423
Total		1,001,097	964,596	448	10,105	556	989,988	1,001,097
(1) On the Bank and Consolidated, the market value of held-to-maturity securities is R$1,874,334 (12/31/2011 - R$1,553,540).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Income From Fixed-Income Securities	2,488,013	7,601,190	3,890,769	9,424,757	1,808,853	5,469,833	2,995,827	6,975,521
Income From Interbank Investments	1,807,922	5,429,664	1,404,451	3,697,833	906,916	2,490,741	640,328	1,772,071
Income From Variable-Income Securities	4,737	(353,696)	(114,889)	(227,699)	3,098	(363,134)	(114,309)	(233,232)
Financial Income from Insurance, Pension Plan and Capitalization (Note 36)	-	-	-	-	42,582	129,932	510,473	1,478,388
Others	48,132	238,778	69,092	209,323	88,991	443,169	41,377	130,332
Total	4,348,804	12,915,936	5,249,423	13,104,214	2,850,440	8,170,541	4,073,696	10,123,080

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			09/30/2012			12/31/2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(251,740)	(291,846)		(228,196)	(191,671)
Asset	110,435,893	14,704,595	14,870,758	98,498,396	9,089,791	9,233,118
CDI (Interbank Deposit Rates)	34,753,587	5,268,986	5,252,965	31,775,414	8,036,533	8,184,818
Fixed Interest Rate - Real (1)	14,990,203	9,435,609	9,617,793	5,726,569	1,053,258	1,048,300
Indexed to Price and Interest Rates	14,460,538	-	-	13,259,314	-	-
Foreign Currency	46,137,619	-	-	47,621,292	-	-
Others	93,946	-	-	115,807	-	-
Liabilities	110,687,633	(14,956,335)	(15,162,604)	98,726,592	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	29,484,601	-	-	23,738,881	-	-
Fixed Interest Rate - Real	5,554,594	-	-	4,673,311	-	-
Indexed to Price and Interest Rates	19,155,690	(4,695,152)	(4,585,607)	19,781,674	(6,522,360)	(6,352,475)
Foreign Currency (1)	56,394,764	(10,257,145)	(10,586,002)	50,340,717	(2,719,425)	(3,004,037)
Others	97,984	(4,038)	9,005	192,009	(76,202)	(68,277)
Options	194,528,360	(101,857)	(175,213)	266,612,580	(217,101)	(329,357)
Purchased Position	87,474,441	285,215	263,880	110,672,248	239,107	208,117
Call Option - US Dollar	1,129,828	32,719	20,233	1,299,890	22,549	39,528
Put Option - US Dollar	269,331	1,604	1,312	794,230	2,656	65
Call Option - Other (2)	35,929,265	147,505	59,125	74,456,856	111,458	48,267
Put Option - Other (2)	50,146,017	103,387	183,210	34,121,272	102,444	120,257
Sold Position	107,053,919	(387,072)	(439,093)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	1,647,812	(21,156)	(11,825)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	861,950	(11,731)	(1,514)	2,848,995	(19,867)	(7,683)
Call Option - Other (2)	64,533,700	(163,567)	(103,017)	69,094,441	(187,362)	(100,105)
Put Option - Other (2)	40,010,457	(190,618)	(322,737)	81,154,800	(227,800)	(411,790)
Futures Contracts	77,688,485	-	-	100,361,012	-	-
Purchased Position	24,386,084	-	-	46,879,640	-	-
Exchange Coupon (DDI)	2,968,708	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	13,959,371	-	-	42,328,562	-	-
Foreign Currency	7,165,704	-	-	2,563,038	-	-
Indexes (3)	84,356	-	-	78,332	-	-
Treasury Bonds/Notes	86,195	-	-	178,570	-	-
Others	121,750	-	-	3,413	-	-
Sold Position	53,302,401	-	-	53,481,372	-	-
Exchange Coupon (DDI)	16,674,983	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	35,506,376	-	-	21,981,554	-	-
Foreign Currency	824,680	-	-	13,923,253	-	-
Indexes (3)	210,167	-	-	38,496	-	-
Treasury Bonds/Notes	86,195	-	-	178,187	-	-
Forward Contracts and Others	19,107,409	48,997	63,344	22,726,883	(13,515)	42,544
Purchased Commitment	9,956,500	331,193	268,590	11,564,473	412,217	298,083
Currencies	9,952,983	331,193	268,590	11,556,048	412,217	298,083
Others	3,517	-	-	8,425	-	-
Sell Commitment	9,150,909	(282,196)	(205,246)	11,162,410	(425,732)	(255,539)
Currencies	8,619,294	(291,529)	(213,784)	11,138,022	(442,856)	(272,312)
Others	531,615	9,333	8,538	24,388	17,124	16,773

						Consolidated
			09/30/2012			12/31/2011
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		(249,887)	(290,818)		(232,234)	(195,627)
Asset	113,618,896	14,701,351	14,866,689	99,094,099	9,085,753	9,229,162
CDI (Interbank Deposit Rates)	37,539,868	7,900,288	7,896,072	32,413,067	8,712,638	8,868,678
Fixed Interest Rate - Real (1)	15,145,924	6,801,063	6,970,617	5,684,619	373,115	360,484
Indexed to Price and Interest Rates	14,460,538	-	-	13,259,314	-	-
Foreign Currency	46,378,620	-	-	47,621,292	-	-
Others	93,946	-	-	115,807	-	-
Liabilities	113,868,783	(14,951,238)	(15,157,507)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	29,639,580	-	-	23,700,429	-	-
Fixed Interest Rate - Real	8,344,861	-	-	5,311,504	-	-
Indexed to Price and Interest Rates	19,155,690	(4,695,152)	(4,585,607)	19,781,674	(6,522,360)	(6,352,475)
Foreign Currency (1)	56,630,668	(10,252,048)	(10,580,905)	50,340,717	(2,719,425)	(3,004,037)
Others	97,984	(4,038)	9,005	192,009	(76,202)	(68,277)
Options	194,528,360	(101,857)	(175,213)	266,612,580	(217,101)	(329,357)
Purchased Position	87,474,441	285,215	263,880	110,672,248	239,107	208,117
Call Option - US Dollar	1,129,828	32,719	20,233	1,299,890	22,549	39,528
Put Option - US Dollar	269,331	1,604	1,312	794,230	2,656	65
Call Option - Other (2)	35,929,265	147,505	59,125	74,456,856	111,458	48,267
Put Option - Other (2)	50,146,017	103,387	183,210	34,121,272	102,444	120,257
Sold Position	107,053,919	(387,072)	(439,093)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	1,647,812	(21,156)	(11,825)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	861,950	(11,731)	(1,514)	2,848,995	(19,867)	(7,683)
Call Option - Other (2)	64,533,700	(163,567)	(103,017)	69,094,441	(187,362)	(100,105)
Put Option - Other (2)	40,010,457	(190,618)	(322,737)	81,154,800	(227,800)	(411,790)
Futures Contracts	77,688,485	-	-	100,361,012	-	-
Purchased Position	24,386,084	-	-	46,879,640	-	-
Exchange Coupon (DDI)	2,968,708	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	13,959,371	-	-	42,328,562	-	-
Foreign Currency	7,165,704	-	-	2,563,038	-	-
Indexes (3)	84,356	-	-	78,332	-	-
Treasury Bonds/Notes	86,195	-	-	178,570	-	-
Others	121,750	-	-	3,413	-	-
Sold Position	53,302,401	-	-	53,481,372	-	-
Exchange Coupon (DDI)	16,674,983	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	35,506,376	-	-	21,981,554	-	-
Foreign Currency	824,680	-	-	13,923,253	-	-
Indexes (3)	210,167	-	-	38,496	-	-
Treasury Bonds/Notes	86,195	-	-	178,187	-	-
Forward Contracts and Others	19,181,483	123,071	137,376	22,726,891	(13,508)	42,551
Purchased Commitment	10,030,574	405,267	342,622	11,564,473	412,217	298,083
Currencies	9,952,983	331,193	268,590	11,556,048	412,217	298,083
Others	77,591	74,074	74,032	8,425	-	-
Sell Commitment	9,150,909	(282,196)	(205,246)	11,162,418	(425,725)	(255,532)
Currencies	8,619,294	(291,529)	(213,784)	11,138,022	(442,856)	(272,312)
Others	531,615	9,333	8,538	24,396	17,131	16,780
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				09/30/2012	12/31/2011
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	35,852,285	38,330,613	36,252,995	110,435,893	98,498,396
Options	448,573	-	194,079,787	194,528,360	266,612,580
Futures Contracts	-	-	77,688,485	77,688,485	100,361,012
Forward Contracts and Others	9,846,271	8,925,072	336,066	19,107,409	22,726,883

					Consolidated
					Notional
				09/30/2012	12/31/2011
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	35,841,513	38,571,613	39,205,770	113,618,896	99,094,099
Options	448,573	-	194,079,787	194,528,360	266,612,580
Futures Contracts	-	-	77,688,485	77,688,485	100,361,012
Forward Contracts and Others	9,846,271	8,925,072	410,140	19,181,483	22,726,891
(1) Includes trades with the BM&FBOVESPA and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				09/30/2012	12/31/2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	18,526,109	29,178,526	62,731,258	110,435,893	98,498,396
Options	27,866,997	157,888,975	8,772,388	194,528,360	266,612,580
Futures Contracts	24,204,702	29,524,783	23,959,000	77,688,485	100,361,012
Forward Contracts and Others	8,797,039	6,963,076	3,347,294	19,107,409	22,726,883

					Consolidated
					Notional
				09/30/2012	12/31/2011
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	19,453,489	30,511,579	63,653,828	113,618,896	99,094,099
Options	27,866,997	157,888,975	8,772,388	194,528,360	266,612,580
Futures Contracts	24,204,702	29,524,783	23,959,000	77,688,485	100,361,012
Forward Contracts and Others	8,871,113	6,963,076	3,347,294	19,181,483	22,726,891

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				09/30/2012	12/31/2011
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	34,085,738	44,206,164	32,143,991	110,435,893	98,498,396
Options	193,994,908	533,452	-	194,528,360	266,612,580
Futures Contracts	77,688,485	-	-	77,688,485	100,361,012
Forward Contracts and Others	2,295	13,111,549	5,993,565	19,107,409	22,726,883

						Consolidated
						Notional
					09/30/2012	12/31/2011
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		34,085,738	47,148,166	32,384,992	113,618,896	99,094,099
Options		193,994,908	533,452	-	194,528,360	266,612,580
Futures Contracts		77,688,485	-	-	77,688,485	100,361,012
Forward Contracts and Others		2,295	13,185,623	5,993,565	19,181,483	22,726,891
(1) Includes trades with the BM&FBOVESPA and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$603,402 of cost (12/31/2011 - R$557,327) and R$665,687 of fair value (12/31/2011 - R$500,425). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$3,563 (12/31/2011 - R$3,291).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank/Consolidated
			09/30/2012			12/31/2011
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	58,448	(104,868)	(46,420)	74,928	1,247	76,175
Asset	1,095,438	30,868	1,126,306	417,731	35,864	453,595
CDI (Interbank Deposit Rates)	820,587	3,010	823,597	145,940	771	146,711
Indexed to Foreign Currency - Libor - US Dollar	274,851	27,858	302,709	271,791	35,093	306,884
Liabilities	(1,036,990)	(135,736)	(1,172,726)	(342,803)	(34,617)	(377,420)
Indexed to Foreign Currency - US Dollar (1)	(708,902)	(82,905)	(791,807)	(101,410)	(908)	(102,318)
Indexed to Price Index and Interest (2)	(101,807)	(30,377)	(132,184)	-	-	-
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(56,521)	(4,027)	(60,548)	(55,498)	(5,067)	(60,565)
CDI (Interbank Deposit Rates) (4)	(169,760)	(18,427)	(188,187)	(185,895)	(28,642)	(214,537)
Hedge Asset Object	1,035,344	110,717	1,146,061	342,473	3,787	346,260
Lending Operation	798,307	60,129	858,436	342,473	3,787	346,260
Indexed to Foreign Currency - US Dollar	571,200	65,563	636,763	100,871	1,450	102,321
Indexed to Foreign Currency - Fixed Interest
- US Dollar	57,368	959	58,327	55,663	4,902	60,565
CDI (Interbank Deposit Rates)	169,739	(6,393)	163,346	185,939	(2,565)	183,374
Securities	237,037	50,588	287,625	-	-	-
Available-for-Sale Securities- Debentures	237,037	50,588	287,625	-	-	-
(1) Instruments whose the hedge object are loan operations indexed in foreign currency - dollar with fair value R$636,763 and securities shown by debentures with fair value R$155,097.
(2) Instruments whose the hedge object are securities shown by debentures with fair value R$132,528.
(3) Instruments whose the hedge object are loan operations indexed in foreign currency pre-dollar with fair value R$58,327.
(4) Instruments whose the hedge object are loan operations indexed in CDI with fair value R$163,346.

b) Cash Flow Hedge

				Bank/Consolidated
				09/30/2012
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(35,826)	(20,703)	(56,529)
Asset	748,433	748,433	69,039	817,472
Indexed to Foreign Currency -Swiss Franc (1)	657,230	657,230	60,574	717,804
Indexed to Foreign Currency -Chile (2)	91,203	91,203	8,465	99,668
Liabilities	(784,259)	(784,259)	(89,742)	(874,001)
Indexed to Foreign Currency - Pre Dolar	(784,259)	(784,259)	(89,742)	(874,001)
Future Contracts	34,140,985	-	-	-
DI1 Rate (3)	18,525,252	-	-	-
Foreign Currency - Dollar (4)	15,615,733	-	-	-

				Bank/Consolidated
				12/31/2011
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	651,490	651,490	26,989	678,479
Indexed to Foreign Currency -Swiss Franc (1)	300,488	300,488	25,792	326,280
Indexed to Interest Rate - Pre Reais (2)	351,002	351,002	1,197	352,199
Liabilities	(681,844)	(681,844)	(28,173)	(710,017)
Indexed to Foreign Currency - Pre Dolar	(681,844)	(681,844)	(28,173)	(710,017)
Future Contracts	(1,794,034)	-	-	-
DI1 Rate (3)	(1,794,034)	-	-	-

				Bank/Consolidated
			09/30/2012	12/31/2011
Hedge Object - Cost
Asset			14,689,195	-
Lending Operations - Import and Export Credit and Financing			14,689,195	-
Liabilitie			19,235,757	2,518,986
Eurobonds			753,876	300,803
Foreign Borrowings			-	351,002
Bank Deposit Certificate- CDB			18,481,881	1,867,181
(1) Operation with maturing on December 1, 2014 and April 12, 2016 hedge object of eurobonds transactions.
(2) Operation with maturing on April 13,2016, and hedge object of eurobonds transactions.
(3)Operation with maturing on January 2, 2014, and the updated amount of instruments is R$17,932,931 (12/31/2011 - R$1,812,796) hedge objects of bank certificate deposits - CDB.
(4) Operation with maturing in October 31, 2012 and January 2, 2013 and the updated amount of instruments is R$14,660,068 hedge objects are lending operations - import and export credit and financing

The effect of marking to market the swaps and future contracts amounts a debit of R$240,962 and in December 31, 2011 a credit of R$15,149, and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen and none were found ineffective portion to be accounted in earnings over the period.

VII) Derivatives Pledged as Guarantee

The amounts pledged to guarantee own and third parties derivative transactions traded on BM&FBovespa are comprised of federal government bonds in the amount of R$7,599,727 (12/31/2011 - R$8,678,353) in the Bank and R$7,784,763 (12/31/2011 - R$8,851,981) Consolidated.

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Assets
Swap Differentials Receivable (1)	4,045,771	3,338,882	4,072,692	3,335,016
Option Premiums to Exercise	263,880	208,117	263,880	208,117
Forward Contracts and Others	441,499	702,006	515,531	702,013
Total	4,751,150	4,249,005	4,852,103	4,245,146

Liabilities
Swap Differentials Payable (1)	4,440,566	3,485,916	4,466,459	3,486,006
Option Premiums Launched	439,093	537,474	439,093	537,474
Forward Contracts and Others	378,155	659,462	378,155	659,462
Total	5,257,814	4,682,852	5,283,707	4,682,942
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at September 30, 2012.

Trading Portfolio
Risk Factor Description		Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(14,459)	(277,343)	(554,685)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(7,771)	(66,259)	(132,517)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(800)	(4,993)	(9,985)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(31)	(99)	(198)
Foreign currency	Exposures subject to foreign exchange	(5,165)	(129,128)	(258,257)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(73)	(1,146)	(2,291)
Inflation	Exposures subject to change in coupon rates of price indexes	(7,928)	(71,894)	(143,788)
Shares and Indexes	Exposures subject to change in shares price	(2,287)	(57,167)	(114,334)
Other	Exposures not meeting the previous settings	(981)	(27)	(55)
Total (1)		(39,495)	(608,056)	(1,216,110)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor; and

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor		Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar		13,741	19,953	40,061
TR and Long-term Interest Rate (TJLP)		(7,861)	(179,619)	(337,120)
Fixed Interest Rate - Reais		(49,902)	(723,525)	(1,338,614)
Inflation		(1,478)	(13,624)	(26,930)
Total (1)		(45,500)	(896,815)	(1,662,603)
(1) Amounts net of taxes.

Scenario 1: a situation considered probable by management. Based on market information, shocks were applied to a 10 basis point interest rate;

Scenario 2: a situation with a 25% deterioration in the risk variable considered, and

Scenario 3: a situation with a 50% deterioration in the risk variable considered.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Lending Operations	152,689,511	146,209,701	182,358,149	172,713,683
Loans and Discounted Receivables	97,797,589	96,317,939	97,833,326	96,315,393
Financing	32,503,640	29,774,300	62,136,541	56,280,828
Rural, Agricultural and Industrial Financing	3,961,545	4,401,149	3,961,545	4,401,149
Real Estate Financing	18,343,521	15,611,354	18,343,521	15,611,354
Securities Financing	83,216	104,959	83,216	104,959
Leasing Operations	81,825	173,977	6,356,816	7,771,628
Advances on Foreign Exchange Contracts (1) (Note 9)	2,048,828	2,225,486	2,048,828	2,225,486
Other Receivables (2)	14,745,965	12,524,121	16,569,978	14,351,563
Total	169,566,129	161,133,285	207,333,771	197,062,360
Current	75,341,859	72,220,194	94,121,307	89,183,403
Long-term	94,224,270	88,913,091	113,212,464	107,878,957
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

In the period between January to September 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - Agency of New York and London Agency, under commutation, portfolio of contracts, financing and export credit and import-related operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the policy for Transactions with Related Parties of the Bank, including approval by the Board and supported by appraisal prepared by an independent specialized company.

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

In the period between January to September 2012 were held at the Bank and Consolidated, lending operations without recourse in the amount of R$969,135 and were recorded substantially Loans and Discounted Securities. The result recorded as revenue was R$11,685.

(ii) With Substantial Retention of Risks and Benefits

On December 31, 2011, the Bank made a credit assignment with recourse amounting to R$688,821. The assignment results amount to R$111,539 in the Bank and R$96,326 in the Consolidated, was recorded in other operating income. Contracts and contract portions object of assignment refers to real estate financing, with maturities occur about this period up to October, 2041. The present value of assigned operations in September 30, 2012 is R$552,391.

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly transferred to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Overdue	9,166,750	9,596,484	9,956,485	10,211,289
Due to:
Up to 3 Months	35,748,728	31,652,406	42,242,158	37,856,055
From 3 to 12 Months	39,593,131	40,567,788	51,879,149	51,327,348
Over 12 Months	85,057,520	79,316,607	103,255,979	97,667,668
Total	169,566,129	161,133,285	207,333,771	197,062,360

c) Lease Portfolio

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Gross Investment in Leasing Operations	91,040	202,525	7,682,550	9,660,674
Lease Receivables	36,696	80,243	4,869,049	6,237,316
Unrealized Residual Values (1)	54,344	122,282	2,813,501	3,423,358
Unearned Income on Lease	(35,392)	(78,689)	(4,717,193)	(6,054,271)
Offsetting Residual Values	(54,344)	(122,282)	(2,813,501)	(3,423,358)
Leased Assets	445,582	634,178	16,515,405	19,200,921
Accumulated Depreciation	(406,268)	(522,549)	(9,904,643)	(11,920,711)
Excess Depreciation	340,287	460,577	6,590,237	8,690,240
Losses on Unamortized Lease	-	6	178,383	198,123
Advances for Guaranteed Residual Value	(299,080)	(399,789)	(7,188,108)	(8,599,595)
Other Assets	-	-	13,686	19,605
Total of Lease Portfolio at Present Value	81,825	173,977	6,356,816	7,771,628
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$9,215 (12/31/2011 - R$28,548) in the Bank and R$1,325,745 (12/31/2011 - R$1,889,046) in the Consolidated.

As of September 30, 2012 and 2011 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Overdue	4,655	7,617	185,234	223,633
Due to:
Up to 1 Year	75,483	114,443	3,611,461	4,350,813
From 1 to 5 Years	10,902	80,436	3,869,037	5,078,584
Over 5 Years	-	29	16,818	7,644
Total	91,040	202,525	7,682,550	9,660,674

Report per Lease Portfolio Maturity at Present Value

					Bank		Consolidated
				09/30/2012	12/31/2011	09/30/2012	12/31/2011
Overdue				4,761	5,549	114,902	147,580
Due to:
Up to 1 Year				68,147	106,344	3,383,001	3,989,436
From 1 to 5 Years				8,917	62,071	2,848,149	3,631,474
Over 5 Years				-	13	10,764	3,138
Total				81,825	173,977	6,356,816	7,771,628

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				09/30/2012	12/31/2011	09/30/2012	12/31/2011
Private Sector				169,428,937	160,952,649	207,188,108	196,871,238
Industry				29,307,333	28,180,051	29,824,071	28,740,521
Commercial				21,471,019	18,563,539	24,043,848	21,786,771
Financial Institutions				23,978	155,595	27,263	159,858
Services and Other (1)				47,416,408	46,616,070	50,108,334	48,806,141
Individuals				67,248,654	63,036,245	99,223,047	92,976,798
Credit Cards				14,716,593	14,144,321	14,716,593	14,144,321
Mortgage Loans				10,919,112	9,331,186	10,919,112	9,331,186
Payroll Loans				13,487,095	12,248,013	13,487,095	12,248,013
Financing and Vehicles Lease				2,680,130	2,645,605	31,983,173	30,636,960
Others (2)				25,445,724	24,667,120	28,117,074	26,616,318
Agricultural				3,961,545	4,401,149	3,961,545	4,401,149
Public Sector				137,192	180,636	145,663	191,122
Federal				156	5,151	156	5,151
State				130,381	167,973	132,312	170,248
Municipal				6,655	7,512	13,195	15,723
Total				169,566,129	161,133,285	207,333,771	197,062,360
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	0%	45,522,126	-	45,522,126	-	-	-
A	0.5%	76,297,574	-	76,297,574	381,489	293,242	674,731
B	1%	13,413,197	1,597,099	15,010,296	150,104	158,632	308,736
C	3%	8,589,307	4,445,841	13,035,148	391,054	-	391,054
D	10%	866,932	3,741,790	4,608,722	460,872	-	460,872
E	30%	698,120	1,633,058	2,331,178	699,353	-	699,353
F	50%	195,939	3,798,324	3,994,263	1,997,132	-	1,997,132
G	70%	81,519	1,313,697	1,395,216	976,651	-	976,651
H	100%	268,245	7,103,361	7,371,606	7,371,606	-	7,371,606
Total		145,932,959	23,633,170	169,566,129	12,428,261	451,874	12,880,135

							Bank
							12/31/2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	0%	64,581,385	-	64,581,385	-	-	-
A	0.5%	67,917,806	-	67,917,806	339,589	254,404	593,993
B	1%	4,632,093	1,480,012	6,112,105	61,121	107,183	168,304
C	3%	3,923,720	2,897,239	6,820,959	204,629	196,551	401,180
D	10%	937,446	2,855,641	3,793,087	379,309	-	379,309
E	30%	292,421	1,510,848	1,803,269	540,981	-	540,981
F	50%	58,995	2,379,044	2,438,039	1,219,020	-	1,219,020
G	70%	18,905	1,003,188	1,022,093	715,465	-	715,465
H	100%	194,241	6,450,301	6,644,542	6,644,542	-	6,644,542
Total		142,557,012	18,576,273	161,133,285	10,104,656	558,138	10,662,794

							Consolidated
							09/30/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	46,857,094	-	46,857,094	-	-	-
A	0.5%	106,342,572	-	106,342,572	531,713	293,242	824,955
B	1%	14,189,457	2,794,910	16,984,367	169,844	158,632	328,476
C	3%	9,442,402	5,654,350	15,096,752	452,903	-	452,903
D	10%	876,253	4,259,955	5,136,208	513,621	-	513,621
E	30%	709,304	1,973,759	2,683,063	804,919	-	804,919
F	50%	202,640	4,098,003	4,300,643	2,150,322	-	2,150,322
G	70%	81,888	1,539,847	1,621,735	1,135,215	-	1,135,215
H	100%	271,515	8,039,822	8,311,337	8,311,337	-	8,311,337
Total		178,973,125	28,360,646	207,333,771	14,069,874	451,874	14,521,748

							Consolidated
							12/31/2011
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	66,539,402	-	66,539,402	-	-	-
A	0.5%	96,842,450	-	96,842,450	484,212	284,640	768,852
B	1%	5,050,223	2,668,842	7,719,065	77,191	113,008	190,199
C	3%	4,338,893	4,045,556	8,384,449	251,533	198,206	449,739
D	10%	951,052	3,308,419	4,259,471	425,947	-	425,947
E	30%	297,549	1,780,350	2,077,899	623,370	-	623,370
F	50%	67,941	2,611,345	2,679,286	1,339,643	-	1,339,643
G	70%	19,417	1,179,268	1,198,685	839,080	-	839,080
H	100%	199,088	7,162,565	7,361,653	7,361,653	-	7,361,653
Total		174,306,015	22,756,345	197,062,360	11,402,629	595,854	11,998,483
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 a	01/01 a	01/01 a	01/01 a
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Balance at Beginning of Year	10,662,794	7,640,896	11,998,483	8,724,444
Allowances Recognized	9,860,762	7,488,812	11,389,982	8,697,642
Write-offs	(7,643,421)	(5,045,050)	(8,866,717)	(5,989,665)
Other Changes	-	-	-	(9,209)
Balance at End of Year (1)	12,880,135	10,084,658	14,521,748	11,423,212
Current	1,983,887	1,641,285	2,582,863	2,130,336
Long-term	10,896,248	8,443,373	11,938,885	9,292,876
Recoveries Accumulated in the First Half (2)	1,115,424	1,396,952	1,263,583	1,516,373
(1) Includes R$9,118 (12/31/2011 - R$14,042) in the Bank and R$272,477 (12/31/2011 - R$373,932) in the Consolidated related to leasing operations.

(2) It is recorded as financial income in the items: lending operations and leasing operations.Includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$37,889 Bank and R$39.030 Consolidated on the third quarter and R$58,491 Bank and R$66,731 Consolidated on the period accumulated (in 2011 - in the Bank and Consolidated the amounts R$124,780 on the third quarter and R$132,117 on the period accumulated).

g) Renegotiated Credits

				Consolidated
		09/30/2012	12/31/2011	09/30/2011
Renegotiated Credits		10,817,115	7,725,482	6,604,164
(Allowance for Loan Losses)		(5,475,949)	(3,922,217)	(3,548,916)
Percentage of Coverage on Renegotiated Credits		50.62%	50.77%	53.74%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	09/30/2012		12/31/2011
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	9,603,973	3.7%	10,068,894	4.0%
10 Biggest	29,393,698	11.2%	28,285,880	11.2%
20 Biggest	38,999,970	14.8%	37,817,838	15.0%
50 Biggest	56,152,714	21.4%	55,371,687	21.9%
100 Biggest	70,718,202	26.9%	69,464,830	27.5%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			09/30/2012	12/31/2011
Assets
Rights to Foreign Exchange Sold			20,475,566	16,390,313
Exchange Purchased Pending Settlement			22,716,697	18,778,367
Advances in Local Currency			(290,435)	(100,932)
Income Receivable from Advances and Importing Financing (Note 8.a)			59,472	68,963
Foreign Exchange and Term Documents in Foreign Currencies			147	9,006
Total			42,961,447	35,145,717
Current			42,302,456	34,851,804
Long-term			658,991	293,913

Liabilities
Exchange Sold Pending Settlement			20,642,189	16,993,366
Foreign Exchange Purchased			22,326,434	18,007,976
Advances on Foreign Exchange Contracts (Note 8.a)			(2,048,828)	(2,225,486)
Others			654	17,998
Total			40,920,449	32,793,854
Current			40,704,507	32,393,881
Long-term			215,942	399,973

Memorandum Accounts
Open Import Credits			1,026,483	700,160
Confirmed Export Credits			63,723	166,825

10. Trading Account

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Assets
Financial Assets and Pending Settlement Transactions	219,960	256,101	220,008	257,337
Debtors Pending Settlement	28,197	73,135	313,994	159,253
Stock Exchanges - Guarantee Deposits	38,346	276,919	38,346	277,272
Records and Settlement	-	-	287	23,931
Others	548,363	88,408	548,362	88,408
Total (Current)	834,866	694,563	1,120,997	806,201

Liabilities
Financial Assets and Pending Settlement Transactions	194,472	290,187	201,067	290,187
Creditors Pending Settlement	70,693	51,000	243,513	164,518
Creditors for Loan of Shares	453,992	351,296	453,992	351,296
Clearinghouse Transactions	-	-	106,747	550
Records and Settlement	1,906	1,787	2,624	2,322
Others	-	-	341	-
Total	721,063	694,270	1,008,284	808,873
Current	721,063	694,242	1,008,284	808,845
Long-term	-	28	-	28

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2011	Recognition	Realization	09/30/2012
Allowance for Loan Losses	4,098,216	3,833,941	(3,263,716)	4,668,441
Reserve for Legal and Administrative Proceedings - Civil	531,309	67,210	(21,437)	577,082
Reserve for Tax Risks and Legal Obligations	2,613,798	589,319	(97,472)	3,105,645
Reserve for Legal and Administrative Proceedings - Labor	1,221,829	338,816	(558,743)	1,001,902
Amortized Goodwill	116,762	-	(116,762)	-
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,674,264	-	(343,459)	1,330,805
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	100,788	226,374	-	327,162
Accrual for Pension Plan	314,938	14,653	-	329,591
Profit Sharing, Bonuses and Personnel Gratuities	313,422	292,979	(311,781)	294,620
Other Temporary Provisions	1,452,661	-	(80,129)	1,372,532
Total Tax Credits on Temporary Differences	12,437,987	5,363,292	(4,793,499)	13,007,780
Tax Loss Carryforwards	329,249	712,197	-	1,041,446
Social Contribution Tax - Executive Act 2.158/2001	683,581	-	-	683,581
Total Tax Credits	13,450,817	6,075,489	(4,793,499)	14,732,807
Unrecorded Tax Credits	(889,053)	-	285,135	(603,918)
Balance of Recorded Tax Credits	12,561,764	6,075,489	(4,508,364)	14,128,889
Current	5,980,796			7,113,941
Long-term	6,580,968			7,014,948

				Consolidated
	12/31/2011	Recognition	Realization	09/30/2012
Allowance for Loan Losses	4,910,458	4,451,055	(3,664,673)	5,696,840
Reserve for Legal and Administrative Proceedings - Civil	572,192	85,026	(23,792)	633,426
Reserve for Tax Risks and Legal Obligations	3,078,496	716,477	(104,894)	3,690,079
Reserve for Legal and Administrative Proceedings - Labor	1,250,403	345,735	(566,037)	1,030,101
Amortized Goodwill	124,705	-	(117,250)	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,674,588	262	(343,655)	1,331,195
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	100,918	226,379	(89)	327,208
Accrual for Pension Plan	314,938	14,657	-	329,595
Profit Sharing, Bonuses and Personnel Gratuities	333,032	313,585	(333,115)	313,502
Other Temporary Provisions	1,544,846	6,508	(88,766)	1,462,588
Total Tax Credits on Temporary Differences	13,904,576	6,159,684	(5,242,271)	14,821,989
Tax Loss Carryforwards	1,523,618	777,852	(283,316)	2,018,154
Social Contribution Tax - Executive Act 2.158/2001	697,727	-	-	697,727
Total Tax Credits	16,125,921	6,937,536	(5,525,587)	17,537,870
Unrecorded Tax Credits	(995,838)	-	389,233	(606,605)
Balance of Recorded Tax Credits	15,130,083	6,937,536	(5,136,354)	16,931,265
Current	7,086,783			8,042,187
Long-term	8,043,300			8,889,078
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Recorded Tax Credits

							Bank
							09/30/2012
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	2,551,836	1,313,181	19,027	-	-	3,884,044	3,884,044
2013	2,097,881	1,254,540	76,108	697,573	180,427	4,306,529	4,306,529
2014	1,451,794	865,710	58,785	309,160	139,560	2,825,009	2,825,009
2015	938,732	570,344	6,814	-	28,508	1,544,398	1,544,398
2016	141,745	89,564	6,814	-	149,282	387,405	387,405
2017 to 2019	331,375	185,382	5,111	-	185,804	707,672	707,672
2020 to 2021	197,171	117,312	-	-	-	314,483	314,483
2022 to 2024	348,222	194,815	-	34,713	-	577,750	159,349
2025 to 2026	57,485	35,856	-	-	-	93,341	-
After 2026	57,610	34,566	-	-	-	92,176	-
Total	8,173,851	4,661,270	172,659	1,041,446	683,581	14,732,807	14,128,889

							Consolidated
							09/30/2012
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2012	2,909,918	1,492,562	19,032	15,212	-	4,436,724	4,436,693
2013	2,384,684	1,430,705	76,130	721,619	194,573	4,807,711	4,807,325
2014	1,694,031	1,017,087	58,801	352,299	139,560	3,261,778	3,261,007
2015	1,113,818	679,658	6,815	52,990	28,508	1,881,789	1,880,923
2016	203,885	124,470	6,815	113,342	149,282	597,794	597,794
2017 to 2019	344,287	192,774	5,112	165,680	185,804	893,657	893,657
2020 to 2021	209,322	122,800	-	-	-	332,122	332,122
2022 to 2024	348,687	195,079	-	597,012	-	1,140,778	721,744
2025 to 2026	57,485	35,856	-	-	-	93,341	-
After 2026	57,610	34,566	-	-	-	92,176	-
Total	9,323,727	5,325,557	172,705	2,018,154	697,727	17,537,870	16,931,265

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$12,945,646 (12/31/2011-R$11,511,849) Bank and R$15,185,893 (12/31/2011 - R$13,819,160) Consolidated and the present value of recorded tax credits is R$12,687,173 (12/31/2011 - R$11,133,475) Bank and R$14,925,344 (12/31/2011-R$13,395,205) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Notes and Credits Receivable (Note 8.a)
Credit Cards	10,001,005	10,150,781	10,001,005	10,150,781
Receivables	4,398,621	2,090,820	6,216,687	3,911,299
Rural Product Notes	245,820	137,266	245,820	137,266
Escrow Deposits for
Tax Claims	3,078,889	3,052,996	4,305,390	4,067,532
Labor Claims	1,972,485	1,957,752	2,028,643	2,011,308
Others	612,636	590,224	742,609	720,998
Contract Guarantees - Former Controlling Stockholders (Note 21.h)	819,973	840,772	981,559	992,687
Recoverable Taxes	2,379,670	1,438,191	3,748,533	2,064,446
Receivables - Buyer Services	3,197,407	1,669,988	3,280,554	1,669,988
Reimbursable Payments	298,876	215,237	141,455	144,560
Salary Advances/Others	371,903	402,682	378,694	410,301
Debtors for Purchase of Assets (Note 8.a)	37,433	74,468	43,380	81,431
Receivable from Affiliates (Note 24.g)	410,157	435,710	396,638	356,187
Others	673,902	802,191	851,622	935,227
Total	28,498,777	23,859,078	33,362,589	27,654,011
Current	19,782,898	13,865,062	22,154,203	15,491,730
Long-term	8,715,880	9,994,016	11,208,386	12,162,281

13. Dependence Information and Foreign Subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The pay up the share capital of the subsidiary, was carried out, amounting €748 million.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date included in the financial statements include:

		Grand Cayman Branch		Santander Brasil EFC
		09/30/2012	12/31/2011	09/30/2012
Assets		54,002,788	46,442,545	1,974,959
Current and Long-term Assets		54,002,745	46,442,510	1,973,810
Cash		564,908	215,913	1,232
Interbank Investments		7,407,602	3,293,618	1,731,728
Securities and Derivatives Financial Instruments		22,916,533	18,222,565	20,102
Lending Operations (1)		19,424,246	21,062,945	218,276
Foreign Exchange Portfolio		2,665,264	3,010,026	-
Other Assets		1,024,192	637,443	2,472
Permanent Assets		43	35	1,149
Liabilities		54,002,788	46,442,545	1,974,959
Current and Long-term Liabilities		33,507,359	28,361,201	21,548
Deposits and Money Market Funding		3,985,460	4,153,380	6,475
Funds from Acceptance and Issuance of Securities		11,929,573	8,169,049	-
Borrowings (2)		12,687,129	10,893,792	-
Foreign Exchange Portfolio		2,679,212	3,112,695	-
Other		2,225,985	2,032,285	15,073
Deferred Income		7,153	15,213	-
Stockholders' Equity		20,488,276	18,066,131	1,953,411
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

The income of Grand Cayman Branch for the period ended September 30, 2012 was R$347,917 for the third quarter and R$946,543 in the accumulated for the period (2011 - R$253,488 for the third quarter and R$885,313 in the accumulated ) and the income of Santander Brasil EFC on the same period was a loss R$178 for the third quarter and a gain R$708 in the accumulated for the period.

14. Investments in Affiliates and Subsidiaries

					09/30/2012
		Number of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Direct and Indirect Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)	Asset Manager	12,493,834	-	99.99%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	38.89%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (2)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (1)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (1) (2)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (6)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap) (5)	Holding	11,251,175	-	100.00%	100.00%
MS Participações Societárias S.A. (MS Participações)	Holding	12,000	-	78.35%	78.35%
Mantiq Investimentos Ltda. (Mantiq) (8)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A. (Santos Energia) (8)	Holding	37,406	-	100.00%	100.00%
Santander Brasil EFC (9)	Financial	75	-	100.00%	100.00%

									09/30/2012
					Number of Shares or Quotas Owned
					Directly or Indirectly (in Thousands)				Direct
						Common Shares	Preferred	Direct	and Indirect
Investments			Activity			and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil (10)
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) (10)				Leasing		163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização) (5)			Capitalization			64,615	-	-	100.00%
Controlled by Santander Participações (11)
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços)			Insurance Broker			110,769,432	-	-	99.99%
Webmotors S.A. (11)			Other Activities			348,253,362	17,929,313	-	100.00%
Jointly Controlled Companies
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (7)				Securitization		9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)			Other Activities			950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (7)				Other Activities		3,859	1,217	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)			Other Activities			1,679	-	21.75%	21.75%

	Adjusted	Adjusted Net Income (Loss)		Investments Value		Results on Investments in Affiliates and Subsidiaries
	Stockholders' Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2012	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (3)	-	-	-	-	-	-	-	171,603	321,088
Santander Leasing (4)	10,375,131	276,769	705,841	8,152,174	7,856,850	(41,811)	295,328	(7,114)	280,276
RCI Brasil Leasing (10)	-	-	-	-	228,253	-	8,732	6,395	17,904
Santander Brasil Asset (4)	224,216	15,316	44,466	224,216	187,770	12,716	36,446	16,410	52,055
Santander Consórcios (12)	-	(62)	-	-	4,231	-	62	67	79
Santander Brasil Consórcio	176,182	7,325	24,174	176,151	147,715	7,295	24,144	8,536	24,498
Banco Bandepe (4)	3,089,115	78,633	210,283	3,089,115	4,408,918	(16,367)	80,283	42,216	117,537
Aymoré CFI	1,121,609	(47,126)	(99,905)	1,121,609	1,221,515	(47,126)	(99,905)	16,712	102,576

	Adjusted	Adjusted Net Income (Loss)		Investments Value		Results on Investments in Affiliates and Subsidiaries
	Stockholders' Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2012	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
CFI RCI Brasil	963,611	54,624	104,224	384,394	123,450	22,190	42,413	3,406	13,135
Microcrédito	22,014	916	4,458	22,014	17,556	916	4,458	1,490	3,714
CRV DTVM (2) (4)	24,558	1,108	3,121	24,558	22,394	798	2,164	315	8,392
Santander CCVM (4)	294,968	15,331	52,702	294,968	253,076	11,831	41,892	12,852	38,181
Santander Brasil Advisory (1)	17,904	290	1,244	17,281	39,262	280	1,181	806	35,669
Santander Participações (1) (2)	1,617,714	55,765	213,984	1,617,714	268,730	55,765	213,984	9,626	30,220
Webmotors S.A. (11)	-	-	-	-	60,514	-	5,324	3,392	9,548
Santander Getnet (6)	50,861	6,966	24,739	25,431	13,061	3,483	12,370	789	1,984
Sancap (5)	326,685	20,469	86,461	326,685	241,716	20,469	86,461	-	-
MS Participações	1,862	(4,728)	(11,342)	1,459	12,311	(3,699)	(10,852)	-	-
Mantiq (8)	6,349	448	1,549	6,349	50	448	1,549	-	-
Santos Energia (8)	5,802	(145)	(471)	5,802	1,310	(66)	(711)	-	-
Santander Brasil EFC (9)	1,953,411	(178)	708	1,953,635	-	(178)	747	-	-
Agropecuária Tapirapé S.A. (1) (13)	-	-	-	-	-	-	-	62	62
Controlled by CFI RCI Brasil (10)
RCI Brasil Leasing (10)	610,701	23,799	64,645	-	-	-	-	-	-
Controlled by Sancap
Santander Capitalização (5)	326,159	20,461	86,475	-	-	-	-	67,423	104,785
Controlled by Santander Participações (11)
Santander Serviços	124,752	6,124	10,599	-	-	-	-	-	-
Webmotors S.A. (11)	70,167	1,981	9,653	-	-	-	-	-	-
Jointly Controlled Companies
Cibrasec (4) (7)	75,264	1,119	8,739	10,263	10,287	57	745	(169)	945
Norchem Participações	47,609	862	2,558	23,805	22,528	428	1,276	763	2,301
EBP (7)	33,399	1,479	27,283	3,711	679	164	3,031	(638)	(1,305)
Affiliate
Norchem Holding	104,298	1,673	5,032	22,685	24,200	363	1,094	(388)	1,293
Others	-	-	-	-	-	-	-	(183)	(291)
Total Bank				17,504,019	15,166,376	27,956	752,216	354,371	1,164,646

	Adjusted	Adjusted Net Income (Loss)		Investments Value		Results on Investments in Affiliates and Subsidiaries
	Stockholders' Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2012	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Affiliate
Norchem Holding	104,298	1,673	5,032	22,685	24,200	363	1,094	(388)	1,293
Others	-	-	-	-	-	-	-	(183)	(291)
Total Consolidated				22,685	24,200	363	1,094	(571)	1,002

(1) In Meeting held on August 26, 2011, were approved: (i) change its name Santander Advisory Services S.A. to Santander Participações SA; (ii) change the name of Santander CHP S.A. into Santander Brasil Advisory Services S.A. and (iii) amendment of its corporate purposes of both companies.
(2) In Meeting held on August 31, 2011, were approved (i) of the partial split CRV DTVM by Santander Participações, and the version of the separated part refers exclusively to the entire stake held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliarios S.A. (Santander Securities), and (ii) the merger of Santander Securities by Santander Participações. In the Meeting held on March 29, 2012, were approved the capital increase of Santander Participações amounts R$1,000,000, through the transfer of assets of Banco Santander, amount of R$745,191 and in the form of cash, totaling R$254,809.
(3) Interest sold on October 2011 (Note 36).
(4) The equity income does not include the interest on the outstanding equity in the period, which are presented in other operating revenues (Note 29).
(5) At the Meeting held on 29 April 2011, approved the Partial Spin-off version of Santander Seguros with spun-off part of its assets to a new company, formed in the act of partial division, under the corporate name of Sancap Investimentos e Participações S.A. (Note 36.b).
(6) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.
(7) Although participation was less than 20%, the Bank assumed a significant influence on their involvement, which was proven due to the enactment of the Bank's in Board of Directors of the investee and participation in policy-making process, including participation in decisions about dividends and transactions significant between the Bank and invested.
(8) Interest acquired in December, 2011.
(9) Independent subsidiary in Spain stablish in March 2012 (Note 13).
(10) At Meeting held on May 31, 2012, the stockolders' of RCI Brasil Leasing and CFI RCI Brasil, approved the incorporation of all shares issued from RCI Brasil Leasing to the equity of CFI RCI Brasil on March 31,2012 , so that RCI Brasil Leasing became wholly-owned subsidiary of CFI RCI Brasil.
(11) On June 29, 2012, approved the increase of the capital of Santander Participações amounts R$135,000, by issuing new shares subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 by the conference 366,182,675 thousand shares of its wholly-owned subsidiary Webmotors S.A., transferring the control to Santander Participações on April 30, 2012.
(12) Entity incorporated by Santander Brasil Consórcio on July 31, 2012 (Note 36.c).
(13) Entity incorporated by Santander Brasil Advisory on February 28, 2011 .

15. Fixed Assets

				Bank
			09/30/2012	12/31/2011
	Cost	Depreciation	Net	Net
Real Estate	2,135,430	(465,696)	1,669,734	1,708,109
Land	707,427	-	707,427	707,991
Buildings	1,428,003	(465,696)	962,307	1,000,118
Others Fixed Assets	7,415,157	(3,864,039)	3,551,118	3,194,782
Installations, Furniture and Equipment	1,722,394	(692,592)	1,029,802	928,980
Data Processing Equipment	2,076,665	(1,607,397)	469,268	505,282
Leasehold Improvements	2,285,418	(1,058,835)	1,226,583	1,139,294
Security and Communication Equipment	488,898	(273,080)	215,818	201,885
Others	841,782	(232,135)	609,647	419,341
Total	9,550,587	(4,329,735)	5,220,852	4,902,891

				Consolidated
			09/30/2012	12/31/2011
	Cost	Depreciation	Net	Net
Real Estate	2,137,572	(467,181)	1,670,391	1,708,705
Land	708,580	-	708,580	709,143
Buildings	1,428,992	(467,181)	961,811	999,562
Others Fixed Assets	7,489,518	(3,902,484)	3,587,034	3,226,170
Installations, Furniture and Equipment	1,732,083	(697,723)	1,034,360	933,201
Data Processing Equipment	2,084,719	(1,614,237)	470,482	506,506
Leasehold Improvements	2,334,884	(1,079,298)	1,255,586	1,164,810
Security and Communication Equipment	493,058	(276,974)	216,084	202,215
Others	844,774	(234,252)	610,522	419,438
Total	9,627,090	(4,369,665)	5,257,425	4,934,875

16. Intangibles

				Bank
			09/30/2012	12/31/2011
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,012,090	(12,298,575)	13,713,515	16,441,254
Other Intangible Assets	6,924,196	(2,857,573)	4,066,623	3,420,251
Acquisition and Development of Software	3,426,251	(1,334,984)	2,091,267	2,038,763
Exclusivity Contracts for Provision of Banking Services	3,338,263	(1,508,425)	1,829,838	1,302,155
Others	159,682	(14,164)	145,518	79,333
Total	32,936,286	(15,156,148)	17,780,138	19,861,505

				Consolidated
			09/30/2012	12/31/2011
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,171,836	(12,325,199)	13,846,637	16,574,375
Other Intangible Assets	7,033,778	(2,891,076)	4,142,702	3,476,211
Acquisition and Development of Software	3,533,457	(1,363,828)	2,169,629	2,093,855
Exclusivity Contracts for Provision of Banking Services	3,338,263	(1,508,425)	1,829,838	1,302,155
Others	162,058	(18,823)	143,235	80,201
Total	33,205,614	(15,216,275)	17,989,339	20,050,586

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The base used for the impairment test is the value in use. For this purpose Management estimates cash flows, which is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other; (ii) behavior of the growth estimates for the brazilian financial system; (iii) increase in cost, returns, synergies, and investment plans; (iv) customer behavior; and (v) growth rate and adjustments applied to cash flows in perpetuity. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions described above the tests carried out in December 31, 2011 and 2010 and for the current period did not identify any impairment to goodwill.

						Consolidated
					12/31/2011	12/31/2010
Operational Segment:
Banco Comercial					16,441,254	19,544,755
Assets and Insurance Management					133,121	865,416
Total					16,574,375	20,410,171

			Banco Comercial			Insurance (3)
			12/31/2011	12/31/2010	12/31/2011	12/31/2010
Main Assumptions:
Valuation Base			Value in use: cash flows		Value in use: cash flows
Period of Cash Flow Projections (1)			10 years	10 years	10 years	7 years
Growth Rate			5.0%	5.0%	5.0%	5.0%
Descount Rate (2)			15.2%	15.5%	17.2%	16.7%

(1) The cash flow projections are based on internal budget and growth plans of management, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation.

(2) The discount rate is calculated based on the pricing model of capital assets (CAPM).
(3) In 2011, the goodwill of Real Seguros Vida e Previdência was written off, due totally sale of Santander Seguros shares (Note 36).

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2012	12/31/2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	12,206,748	-	-	-	12,206,748	13,684,773
Savings Deposits	25,726,909	-	-	-	25,726,909	23,293,434
Interbank Deposits	-	24,808,789	2,190,420	16,057,315	43,056,524	50,396,953
Time Deposits	381,872	18,021,236	15,326,488	48,014,684	81,744,280	82,002,743
Total	38,315,529	42,830,025	17,516,908	64,071,999	162,734,461	169,377,903
Current					98,662,462	113,464,541
Long-term					64,071,999	55,913,362

						Consolidated
					09/30/2012	12/31/2011
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	11,966,268	-	-	-	11,966,268	13,536,806
Savings Deposits	25,726,909	-	-	-	25,726,909	23,293,434
Interbank Deposits	-	757,767	1,158,864	1,073,003	2,989,634	2,870,118
Time Deposits	381,872	18,013,966	15,332,963	48,014,319	81,743,120	82,097,239
Total	38,075,049	18,771,733	16,491,827	49,087,322	122,425,931	121,797,597
Current					73,338,609	72,738,135
Long-term					49,087,322	49,059,462

b) Money Market Funding

					Bank
				09/30/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	21,639,143	6,211,376	27,901,549	55,752,068	64,559,541
Government Securities	19,689,925	24,309	-	19,714,234	33,634,347
Others	1,949,218	6,187,067	27,901,549	36,037,834	30,925,194
Third Parties	17,873,187	-	-	17,873,187	8,424,898
Linked to Trading Portfolio Operations	3,650,799	2,596,363	-	6,247,162	7,911,677
Total	43,163,129	8,807,739	27,901,549	79,872,417	80,896,116
Current				51,970,868	59,231,381
Long-term				27,901,549	21,664,735

					Consolidated
				09/30/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	18,065,036	6,178,012	27,276,047	51,519,095	62,756,346
Government Securities	16,219,627	24,309	-	16,243,936	32,302,848
Debt Securities in Issue	1,816,319	6,079,243	26,403,731	34,299,293	30,453,313
Others	29,090	74,460	872,316	975,866	185
Third Parties	15,372,826	-	-	15,372,826	7,367,550
Linked to Trading Portfolio Operations	3,650,799	2,596,363	-	6,247,162	7,911,677
Total	37,088,661	8,774,375	27,276,047	73,139,083	78,035,573
Current				45,863,036	56,451,019
Long-term				27,276,047	21,584,554

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	8,968,113	19,001,400	8,678,082	36,647,595	29,817,371
Real Estate Credit Notes - LCI (4)	3,422,682	6,629,720	588,928	10,641,330	8,550,108
Agribusiness Credit Notes - LCA	846,422	937,984	105,126	1,889,532	1,341,232
Treasury Bills (1)	4,699,009	11,433,696	7,984,028	24,116,733	19,926,031
Securities Issued Abroad	352,737	627,368	11,595,062	12,575,167	8,696,644
Eurobonds	352,737	355,659	9,659,722	10,368,118	6,544,102
Securitization Notes - MT100 (2)	-	271,709	1,935,340	2,207,049	2,152,542
Total	9,320,850	19,628,768	20,273,144	49,222,762	38,514,015
Current				28,949,618	17,426,772
Long-term				20,273,144	21,087,243

						Consolidated
					09/30/2012	12/31/2011
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances		337,730	101,939	632,905	1,072,574	705,785
Debentures Resources (3)		-	174,540	-	174,540	80,744
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		8,968,113	19,004,610	9,827,031	37,799,754	30,449,792
Real Estate Credit Notes - LCI (4)		3,422,682	6,632,930	590,335	10,645,947	8,556,382
Agribusiness Credit Notes - LCA		846,422	937,984	105,126	1,889,532	1,341,232
Treasury Bills (1)		4,699,009	11,433,696	9,131,570	25,264,275	20,552,178
Securities Issued Abroad		352,737	627,368	11,595,062	12,575,167	8,696,644
Eurobonds		352,737	355,659	9,659,722	10,368,118	6,544,102
Securitization Notes - MT100 (2)		-	271,709	1,935,340	2,207,049	2,152,542
Total		9,658,580	19,908,457	22,054,998	51,622,035	39,932,965
Current					29,567,037	17,742,997
Long-term					22,054,998	22,189,968

(1)The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount.On September 30, 2012, have a maturity between 2012 to 2017.

(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(3) Debentures issued by the subsidiary MS Participações in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on November 21, 2012.

(4) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On September 30, 2012, have maturities between 2012 to 2015.

						Bank/Consolidated
					09/30/2012	12/31/2011
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,438,739	2,252,536
Eurobonds	April and November-10	April-15	US$	4.5%	1,749,338	1,617,341
Eurobonds	January and June-11	January-16	US$	4.3%	1,708,231	1,608,424
Eurobonds	February and September-12	February-17	US$	4.6%	2,757,547	-
Eurobonds	November-05	November-13	R$	17.1%	347,076	333,182
Eurobonds	June-11	December-14	CHF	3.1%	332,465	300,803
Eurobonds	April-12	April-16	CHF	3.3%	329,539	-
Other					705,183	431,816
Total					10,368,118	6,544,102

						Bank/Consolidated
					09/30/2012	12/31/2011
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
2008-1 Series(1)	May-08	March-15	US$	6.2%	207,960	265,203
2008-2 Series (1) (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	812,567	753,126
2009-1 Series (1)	August-09	September-14	US$	Libor (6 months) + 2.1%	68,800	94,494
2009-2 Series (1) (3)	August-09	September-19	US$	6.3%	101,706	95,434
2010-1 Series (1) (4)	December-10	March-16	US$	Libor (6 months) + 1.5%	507,954	471,594
2011-1 Series (1) (5)	May-11	March-18	US$	4.2%	203,297	189,790
2011-2 Series (1) (6)	May-11	March-16	US$	Libor (6 months) + 1.4%	304,765	282,901
Total					2,207,049	2,152,542
(1) Charges payable semiannually.
(2) Notional is payable in 6 semiannual installments from March 2015 (the period of this serie was extended by three years in August 2011).
(3) Notional will be paid in 14 semiannual installments from March 2013.
(4) Notional will be paid in 7 semiannual installments from March 2013.
(5) Notional will be paid in 9 semiannual installments from March 2014.
(6) Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

					Bank
		07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2012	09/30/2012	09/30/2011	09/30/2011
Time Deposits		1,441,959	5,167,089	2,609,901	6,084,812
Savings Deposits		366,141	1,125,051	521,672	1,496,330
Interbank Deposits		1,016,040	3,411,492	1,259,635	3,196,357
Money Market Funding		1,848,868	5,979,720	2,580,393	6,442,969
Others (1)		1,172,831	4,446,711	2,372,274	4,516,457
Total		5,845,839	20,130,063	9,343,875	21,736,925

					Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2012	09/30/2012	09/30/2011	09/30/2011
Time Deposits		1,441,797	5,170,098	2,612,972	6,093,442
Savings Deposits		366,141	1,125,051	521,672	1,496,330
Interbank Deposits		73,836	230,750	73,406	195,258
Money Market Funding		1,801,823	5,813,595	2,506,888	6,231,079
Updat and Interest from Insurance, Pension Plan and Capitalization Provisions (Note 36)		22,577	71,469	406,227	1,191,650
Others (1)		1,252,088	4,652,907	2,424,378	4,646,882
Total		4,958,262	17,063,870	8,545,543	19,854,641
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank/Consolidated
				09/30/2012	12/31/2011
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	17,081	38,194	82,414	137,689	-
Foreign Borrowings	3,288,698	10,445,252	1,602,663	15,336,613	14,821,684
Import and Export Financing Lines	2,532,444	10,355,207	1,500,632	14,388,283	13,648,985
Other Credit Lines	756,254	90,045	102,031	948,330	1,172,699
Domestic Onlendings	938,992	3,253,262	5,202,482	9,394,736	10,221,614
Foreign Onlendings	-	22,370	22,211	44,581	1,076,625
Total	4,244,771	13,759,078	6,909,770	24,913,619	26,119,923
Current				18,003,849	18,265,603
Long-term				6,909,770	7,854,320

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 (12/31/2011 - through 2016) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.9% p.a. to 38.6% p.a. (12/31/2011 - 0.3% p.a. a 14.9% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.53% p.a. (12/31/2011 - 1.3%p.a. a 2.1%p.a.), plus exchange rate change falling due through up to 2014 (12/31/2011 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Provision for Tax Risks and Legal Obligations (Note 21.b)	9,167,153	7,766,647	11,530,875	9,742,170
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 21.h)	805,087	817,570	966,673	969,485
Deferred Tax Liabilities	1,939,294	1,403,690	3,526,847	3,472,439
Accrued Taxes on Income	-	-	896,725	2
Taxes Payable	265,188	328,955	363,700	568,211
Total	12,176,722	10,316,862	17,284,820	14,752,307
Current	8,643,162	7,306,192	11,689,501	9,387,397
Long-term	3,533,560	3,010,670	5,595,319	5,364,910

Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2011	Recognition	Realization	09/30/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)	630,792	209,955	-	840,747
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	646,056	366,844	-	1,012,900
Excess Depreciation of Leased Assets	115,144	-	(30,073)	85,071
Others	11,698	-	(11,122)	576
Total	1,403,690	576,799	(41,195)	1,939,294

				Consolidated
	12/31/2011	Recognition	Realization	09/30/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)	631,132	209,957	(330)	840,759
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	657,036	380,983	(68)	1,037,951
Excess Depreciation of Leased Assets	2,172,560	91,612	(616,616)	1,647,556
Others	11,711	-	(11,130)	581
Total	3,472,439	682,552	(628,144)	3,526,847
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					09/30/2012	12/31/2011
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 million	105.0% CDI	2,995,808	2,801,102
Subordinated Deposit Certificates	October-06	September-16	R$850 million	104.5% CDI	1,620,878	1,516,018
Subordinated Deposit Certificates	July-07	July-14	R$885 million	104.5% CDI	1,526,753	1,427,982
Subordinated Deposit Certificates	April-08	April-13	R$600 million	100.0% CDI + 1.3%	990,940	920,870
Subordinated Deposit Certificates	April-08	April-13	R$555 million	100.0% CDI + 1.0%	911,772	848,876
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	879,879	822,956
Subordinated Deposit Certificates	January-07	January-13	R$300 million	104.0% CDI	551,747	516,217
Subordinated Deposit Certificates	August-07	August-13	R$300 million	100.0% CDI + 0.4%	515,544	482,026
Subordinated Deposit Certificates	January-07	January-14	R$250 million	104.5% CDI	461,019	431,194
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 million	CDI (2)	453,406	422,628
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 million	IPCA (3)	476,199	431,919
Subordinated Deposit Certificates	November-08	November-14	R$100 million	120.5% CDI	157,903	146,183
Subordinated Deposit Certificates	February-08	February-13	R$85 million	IPCA +7.9%	154,089	140,373
Total					11,695,937	10,908,344
Current					3,652,830	-
Long Term					8,043,107	10,908,344
(1) Subordinated Deposit Certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.7% p.a.

20. Other Payables - Other

				Bank		Consolidated
			09/30/2012	12/31/2011	09/30/2012	12/31/2011
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions (Note 36)			-	-	1,652,365	1,720,970
Credit Cards			11,055,870	11,004,024	11,055,870	11,004,024
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)			4,048,091	4,627,112	4,263,926	4,806,194
Employee Benefit Plans (Note 33)			1,338,263	1,246,040	1,338,275	1,246,040
Payables for Acquisition of Assets and Rights (1)			183,360	336,068	183,360	336,068
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 21.h)			14,886	23,202	14,886	23,202
Accrued Liabilities
Personnel Expenses			1,427,917	1,173,165	1,516,521	1,241,447
Administrative Expenses			180,137	141,782	231,003	195,648
Others Payments			158,107	164,338	187,492	196,952
Creditors for Unreleased Funds			477,014	629,516	477,014	629,516
Provision of Payment Services			133,975	153,296	133,975	153,296
Agreements with Official Institutions			98,775	85,447	98,775	85,447
Suppliers			221,237	234,515	331,067	266,092
Others			1,786,147	1,628,088	2,174,966	1,955,321
Total			21,123,779	21,446,593	23,659,495	23,860,217
Current			17,702,931	16,716,082	19,980,858	18,922,345
Long-term			3,420,848	4,730,511	3,678,637	4,937,872
(1) Refers basically to export note loan operations in the amount of R$119,805 (12/31/2011 - R$275,743).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2012 and 2011 no contingent assets were accounted (Note 3.n).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			09/30/2012	12/31/2011	09/30/2012	12/31/2011
Reserve for Tax Contingencies and Legal Obligations (Note 18)			9,167,153	7,766,647	11,530,875	9,742,170
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)			4,048,091	4,627,112	4,263,926	4,806,194
Labor			2,567,709	3,261,334	2,641,855	3,337,704
Civil			1,480,382	1,365,778	1,622,071	1,468,490
Total			13,215,244	12,393,759	15,794,801	14,548,364

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			09/30/2012			09/30/2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	7,766,647	3,261,334	1,365,778	6,523,044	2,709,904	1,482,239
Recognition Net of Reversal (1)	978,782	677,974	322,803	817,882	1,015,787	(37,662)
Inflation Adjustment	450,048	169,065	85,695	449,743	202,166	100,125
Write-offs Due to Payment (2)	(13,227)	(1,535,791)	(298,767)	(13,577)	(1,083,202)	(247,861)
Others (3)	(15,097)	(4,873)	4,873	(549,004)	(29,679)	34,946
Balance at End of the Period	9,167,153	2,567,709	1,480,382	7,228,088	2,814,976	1,331,787
Escrow Deposits - Other Receivables	848,235	790,190	130,017	773,319	817,121	122,273
Escrow Deposits - Securities	21,054	57,592	1,724	26,848	59,742	4,895
Total Escrow Deposits (4)	869,289	847,782	131,741	800,167	876,863	127,168

						Consolidated
			01/01 to			01/01 to
			09/30/2012			09/30/2011
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	9,742,170	3,337,704	1,468,490	8,302,715	2,808,836	1,571,006
Recognition Net of Reversal (1)	1,232,908	743,084	436,588	1,058,817	1,041,573	26,810
Inflation Adjustment	566,977	175,141	95,745	559,850	210,849	108,856
Write-offs Due to Payment (2)	(14,820)	(1,609,201)	(383,625)	(14,733)	(1,120,839)	(290,268)
Merger Disposal of Companies	-	-	-	(136,502)	(12,569)	(25,789)
Others (3)	3,640	(4,873)	4,873	(682,646)	(29,679)	34,945
Balance at End of the Period	11,530,875	2,641,855	1,622,071	9,087,501	2,898,171	1,425,560
Escrow Deposits - Other Receivables	1,724,327	815,709	158,783	1,477,753	843,357	146,275
Escrow Deposits - Securities	27,525	57,592	1,724	33,768	59,742	4,897
Total Escrow Deposits (4)	1,751,852	873,301	160,507	1,511,521	903,099	151,172

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded under tax expenses and other operating income and social contribution.

(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

(3) In 2011, refers, mainly, the transfer to provisions for legal and administrative proceedings - responsibility of former controlling (Note 21.h)
(4) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal Obligations - Tax and Social Security

The main judicial and administrative proceedings involving tax and social security obligations are:

PIS and Cofins - R$7,387,218 Bank and R$8,236,647 Consolidated (12/31/2011 - R$6,168,062 Bank and R$6,844,194 Consolidated): Banco Santander and others companies of the Consolidated filed lawsuits seeking to invalidate the provisions of Law No. 9,718/1998, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$443,448 Bank and R$1,156,025 Consolidated (12/31/2011 - R$419,548 in the Bank and R$1,016,962 in the Consolidated): Banco Santander and other companies of the Consolidated filed for an injunction to avoid the increase in the CSLL tax rate established by Provisional Measure 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate, from April 2008. The lawsuits are still pending.

CSLL - Equal Tax Treatment - R$3,503 Bank and R$50,398 Consolidated (12/31/2011 - R$3,440 Bank and R$49,314 Consolidated): Banco Santander and others companies of the Consolidated filed a lawsuit challenging the application of an increased Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido - CSLL) rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

e) Provisions for Tax Risks and Social Security

Refer to judicial and administrative proceedings related to taxes and social security, based on the legal counsel’s opinion, as probable loss for which provisions were recorded.

The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$416,788 Bank and R$722,068 Consolidated (12/31/2011 - R$312,604 Bank and R$542,443 Consolidated): Banco Santander and other companies of the Consolidated argue, in administrative and judicial proceedings, some municipalities collection of Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$307,596 Bank and R$324,764 Consolidated (12/31/2011 - R$271,569 Bank and R$288,137 Consolidated): Banco Santander and other companies of the Consolidated discuss about administrative and judicial proceedings regarding the collection of income tax on social security and education-salary over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Provisions for Legal and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Provisions for Judicial and Administrative Proceedings - Civil Contingencies

They are legal preceedings related to civil actions being:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position's by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. On April 14, 2010, the STJ decided that the period of prescription for class actions regarding Economic plans in five years from each Economic plans dates.With this decision, most actions, such as were proposed after a period of 5 years will probably be dismissed, reducing the involved values. Still, in October 2011 the Supreme Court decided that the deadline for individual savers qualify in civil class actions, it is also five years, counted from the res judicata of the respective sentence.Banco Santander believes that its defense's arguments can be well succeed.

h) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$805,087, R$12,130 and R$2,756 (12/31/2011 - R$817,570, R$14,150 and R$9,052) in the Bank and R$966,673, R$12,130 and R$2,756 (12/31/2011 -R$969,485, R$14,150 and R$9,052) in the Consolidated ,respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

i) Contingent Liabilities Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF (Tax on Banking Transactions) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment againstformer Banco Santander Brasil S.A. The tax assessments refer to the collection of a Provisional Contribution on Financial Transactions (“Contribuição Provisória sobre Movimentação Financeira” - CPMF) tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – “CARF”), while Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before “CARF”. As of September 30, 2012 amounts related to these claims are approximately R$581 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of financial institutions was exchanged by Banco Santander as reimbursement obligations for payments made by the Bank and our controlled entities as a result of liabilities arising from the activities held for this institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, a public hearing was held before CARF was handed down to cancel the tax assessments corresponding to the 2002 tax year, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and, in September 30, 2012 amounts related to this infraction are approximately R$219 million.

Credit Losses - The Bank its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to met the relevant requirements under applicable law. As of September 30, 2012 the amount related to this challenge is approximately R$340 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. In July 2012 the action was a final favorable decision.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7.689/1988 and Law 7.787/1989 in the period required by Federal Revenue Service. In January 2012 the risk rate of the event was changed to remote loss by reason of having been accepted the thesis prescription. The updated amount involved is approximately R$164 million.

INSS on Profits or Results (PLR) - refers to judicial and administrative proceedings arising from tax assessments, which aim to collect social security contributions on payments made by the Bank and the consolidated companies, as a PLR. The Tax Authorities have concluded that the requirements were not met the law. Against these charges were brought the applicable appeals, because the Management believes that all procedures have been adopted under the law to characterize the nature of payment of PLR. The amount involved is approximately R$279 million.

IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controller of Santander Insurance. As of September 30, 2012 the amount related to this proceeding is approximately R$221 million.

Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			09/30/2012			12/31/2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	17,562,302	17,371,111	34,933,413	16,000,704	16,052,894	32,053,598
Foreign Residents	195,279,430	168,831,274	364,110,704	196,841,028	170,149,491	366,990,519
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treausry Shares	(560,292)	(509,357)	(1,069,649)	(391,254)	(355,685)	(746,939)
Total Outstanding	212,281,440	185,693,028	397,974,468	212,450,478	185,846,700	398,297,178

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

				09/30/2012
	In Thousands	Brazilian Reais per Thousand Shares/Units
	of Brazilian Reais	Common	Preferred	Units
Interest on Capital (1) (4)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)	490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)	410,000	0.9842	1.0827	108.2708
Interest on Capital (3) (4)	170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (7)	350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (8)	150,000	0.3601	0.3961	39.6117
Total Accumulated as of September 30, 2012	1,970,000
(1) Established by the Board of Directors in March 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June 2012.
(3) Established by the Board of Directors in June 2012, common shares - R$0.3469, preferred shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of intercalary dividends and interest on capital will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid on August 29, 2012, without any compensation to monetary.

(5) The amount of interim dividends shall be attributed entirely to the supplementary dividend for the year 2012 and was paid on August 29, 2012, without any compensation to monetary.
(6) Established by the Board of Directors in September 2012.
(7) The amount of interim dividends shall be attributed entirely to the supplementary dividend for the year 2012 and was paid on February 26, 2013, without any compensation to monetary.
(8) The amount of intercalary dividends shall be attributed entirely to the mandatory dividend for the year 2012 and was paid on February 26, 2013, without any compensation to monetary.

				09/30/2011
	In Thousands of	Brazilian Reais per Thousand Shares/Units
	Brazilian Reais(8)	Common	Preferred	Units
Interest on Capital (1) (5)	600,000	1.4366	1.5802	158.0216
Interim Dividends (2) (5)	273,840	0.6556	0.7212	72.1211
Intercalary Dividends (2) (5)	476,160	1.1401	1.2541	125.4059
Interest on Capital (3) (5)	550,000	1.3168	1.4485	144.8532
Intercalary Dividends (4) (5)	100,000	0.2394	0.2634	26.3369
Interest on Capital (6) (7)	400,000	0.9592	1.0551	105.5127
Total Accumulated as of September 30, 2011	2,400,000
(1) Established by the Board of Directors in March 2011, common shares - R$1.2211, preferred shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May 2011.
(3) Established by the Board of Directors in June 2011, common shares - R$1.1193, preferred shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by the Board of Directors in June 2011.
(5)The amount of interest on capital and intercalary dividens were be paid on August 29, 2011.
(6) Established by the Board of Directors in September 2011, common shares - R$0.8153, preferred shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) The amount of capital will be paid on a date to be timely informed, without any compensation to monetary.
(8) The amount of interim dividends shall be attributed entirely to the supplementary dividend for the year 2011.

c) Dividend Equalization Reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury Shares

In the meeting of Board Directors on August 24, 2011, the Buyback Program was canceled and a new Buyback Units Program in force issued by the Bank was approved, for held in treasury or subsequent sale, valid up to August 24,2012. On a meeting held in August 24, 2012 the Board of Directors established the approve renovation of Buyback Program of Units up to August 24, 2013.

The new Buyback Program current aims to : (1) maximize value creations for shareholders through efficient management of capital structure;(2) enabling the payment of directors, managerial employees and other employees of the Bank and companies under its control, in according with Resolution n. 3921, of November 25, 2010, of the National Monetary Council, pursuant to the Plan of Long-Term Incentive; and (3) enable the management of risk arising from the provision, by the Bank, of trainer market services (“market maker”) in Brazil for certain índex funds, where the Units are included in the índex theoretical portfólio of reference of such funds, according to the rules. Part of repurchased Units will be used by the Bank for protection ( “hedge”) against the price flutuation of securities comprising the benchmark index, and should be bought and sold in accordance with the policy of the Bank’s risk management.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding on July 31, 2012 to approximately 1.5% of the outstanding shares, same percentage previous Buyback Program.

In 2012 was acquired 3,073,418 Units that stay in treasury. The accumulated balance of treasury shares on September 30, 2012 is 8,454,218 Units (12/31/2011 - 5,380,800), amounting to R$132,183 (12/31/2011 - R$79,547). The minimum, weighted average and maximum cost per Unit is, respectively, R$14.10, R$15.64 and R$18.52.In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$35,962. The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on September 30, 2012 was R$14.82 per Unit and US$7.37 per ADR.

Additionally, during the period of 9 months ended in September 30, 2012, treasury shares were traded, refer to the services of a market maker ("Market Maker") that resulted in a gain of R$9, recorded directly in stockholders'equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is decreased by unrealized results amounting of R$9,144 (12/31/2011 - R$35,135). On the third quarter of 2012, were realized results amounting of R$6,809 and in the period acumulated R$19,177 (2011 - third quarter R$11,085 and period acumulated R$4,337).

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital. In July 2008 new regulatory capital measurement rules, under the Basileia II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	09/30/2012	12/31/2011
Tier I Regulatory Capital	65,051,644	64,759,590
Tier II Regulatory Capital	5,290,623	6,642,092
Regulatory Capital (Tier I and II)	70,342,267	71,401,682
Required Regulatory Capital	35,026,856	31,701,580
Portion of Credit Risk (2)	30,983,171	28,761,446
Market Risk Portions (3)	2,273,455	1,219,396
Operational Risk Portion	1,770,230	1,720,738
Basel II Ratio (4)	22.1	24.8
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) For the portfolio of individuals, the Central Bank Letter 3.515/2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related. However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles with maturing between 24 and 60 months, reduces the risk weight for credit contracted consigned up later from 150% to 75% and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Excluding the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 18.6% (12/31/2011 - 20.2%).

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On September 30, 2012 and 2011, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors Meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2012, amounts R$3,960. Both proposals will be subject to determination by the General Assembly Meeting to be held on April 25, 2012.

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Spain Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 33.c).

The table below shows the salary of Board od Directors, Executive Board and Audit Comittee:

	07/01 a	01/01 a	07/01 a	01/01 a
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Fixed Compensation	12,067	35,158	10,819	35,600
Variable Compensation (1)	19,755	88,603	26,956	151,290
Others	3,264	9,464	3,424	8,927
Total Short-Term Benefits	35,086	133,225	41,199	195,817
Shares Based Payments (2)	5,785	27,951	-	-
Total Long-Term Benefits	5,785	27,951	-	-
Total (3)	40,871	161,176	41,199	195,817
(1) In 2011, includes the portion incurred with changes in administrative structure and governance in the completion of the integration of the Bank.
(2) On October 25, 2011, the Bank launched a new plan for shares based compensation for executives (Note 33.c) in line with the National Monetary Council Resolution No. 3921 of November 25, 2010.

(3) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the third quarter of 2012, was paid to the Directors of Santander Asset amounting to R$3,010 and in 2011 was paid to the Directors of Zurich Santander Brasil Seguros e Previdência S.A. and Santander Asset R$4,844.

Additionally, on the period acumulated ended on September 30, 2012, charges were collected on management compensation in the amount of R$25,542 (2011 - R$15,850).

d) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Lending Operations

Under current legislation, loans or advances ar not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	09/30/2012
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V.(1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	189,190	0.1%	173,293	0.1%	362,483	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,751,803	23.9%	47,641,352	25.6%	98,393,155	24.7%
Total	212,281,440	100.0%	185,693,028	100.0%	397,974,468	100.0%

	12/31/2011
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(In Thousand of Shares, Except Percentages)
GES(1)	72,876,994	34.3%	61,631,776	33.2%	134,508,770	33.8%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.7%
Banco Santander, S.A. (1)	2,090,231	1.0%	1,900,210	1.0%	3,990,441	1.0%
SIH (1)	206,664	0.1%	-	0.0%	206,664	0.0%
Employees	211,427	0.1%	193,458	0.1%	404,885	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,538,079	17.7%	35,628,926	19.2%	73,167,005	18.4%
Total	212,450,478	100.0%	185,846,700	100.0%	398,297,178	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

According to Incorporate Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . In June 30, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds.

Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%

On October 5, 2012, Banco Santander announced to the market, that the BM&FBOVESPA S.A., granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until to October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - "ADRs") and / or issuing new shares.

g) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

					Bank
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Cash	109,058	228,821	-	-	-	-
Banco Santander Espanha (4)	108,343	227,724	-	-	-	-
Banco Santander Totta, S.A. (6)	715	1,097	-	-	-	-
Interbank Investments	39,431,644	36,202,547	1,020,928	3,127,781	769,484	1,933,651
Aymoré CFI (5)	33,963,464	35,385,466	1,004,612	3,075,860	756,255	1,896,801
Banco Santander Espanha (1) (4)	5,013,599	-	2,132	4,945	1,102	3,546
CFI RCI Brasil (7)	454,581	817,081	14,184	46,819	12,127	33,304
Others	-	-	-	157	-	-
Securities	35,176,882	32,995,982	709,167	2,226,234	938,760	2,569,424
Santander Leasing (5)	35,176,882	32,995,982	709,167	2,226,234	938,760	2,569,424
Derivatives Financial Instruments - Net	(793,773)	(402,010)	(114,864)	(287,527)	(48,478)	(407,860)
Santander Benelux, S.A., N.V. (Santander Benelux) (6)	(410,322)	(308,821)	25,433	146,781	188,110	(116,102)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (5)	(327,632)	(94,573)	(98,942)	(369,684)	(182,263)	(219,248)
Abbey National Treasury Services Plc (Abbey National Treasury) (6)	(73,920)	(39,102)	(21,175)	(40,469)	(39,776)	(67,286)
Others	18,101	40,486	(20,180)	(24,155)	(14,549)	(5,224)
Dividends and Bonuses Receivables	7,976	82,881	360,704	409,081	366,603	558,971
Aymoré CFI (5)	-	25,630	-	-	-	-
Santander Brasil Asset (5)	-	-	2,600	8,020	1,860	5,850
Banco Bandepe (5)	-	-	95,000	130,000	68,080	188,090
Santander Leasing (5)	-	-	259,294	259,294	290,724	346,512
Santander CCVM (5)	-	-	3,500	10,810	3,150	9,800
CFI RCI Brasil (7)	7,976	5,443	-	-	-	-
Sancap (5)	-	34,734	-	-	-	-
Others	-	17,074	310	957	2,789	8,719
Trading Account	432,387	359,726	2,238	2,401	1,562	4,286
Santander Benelux (6)	389,956	262,818	127	290	64	228
Abbey National Treasury (6)	30,764	1,369	-	-	-	-
Banco Santander Espanha (4)	11,667	95,539	2,111	2,111	1,498	4,058
Foreign Exchange Portfolio - Net	55,812	(61,915)	49,733	172,805	36,903	33,264
Banco Santander Espanha (4)	55,812	(61,915)	49,733	172,805	36,903	33,264
Receivables from Affiliates	410,157	435,710	157,688	449,936	180,495	399,791
Zurich Santander Brasil Seguros e Previdência S.A. (8)	384,443	299,422	5	30	4,400	22,154
Santander Capitalização (5)	14,168	14,155	45,951	138,438	49,129	140,606
Zurich Santander Brasil Seguros S.A. (8)	11,546	56,561	-	-	-	-
Aymoré CFI (5)	-	-	71,799	199,126	59,069	150,541
Santander Leasing (5)	-	59,338	13,282	47,354	44,462	46,621
Others	-	6,234	26,651	64,988	23,435	39,869
Other Receivables - Other	165,595	88,770	3,524	7,885	6,502	33,832
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign) (5)	163,658	77,692	-	-	-	-
Banco Santander Espanha (4)	480	5,402	(356)	296	(1,804)	13,137
CFI RCI Brasil (7)	-	-	2,845	4,563	2,568	2,855
Aviación Centaurus, A.I.E. (6)	-	-	-	-	2,760	11,928
Aymoré CFI (5)	-	-	102	407	1,287	2,877
Others	1,457	5,676	933	2,619	1,691	3,035

					Bank
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Deposits	(43,817,547)	(49,687,709)	(1,018,715)	(3,399,251)	(1,238,095)	(3,134,780)
Santander Leasing (5)	(33,814,840)	(35,775,475)	(688,592)	(2,318,208)	(994,348)	(2,335,144)
Banco Santander Espanha (2) (4)	(839,622)	-	(9,541)	(26,224)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant) (6)	-	-	-	-	(5,013)	(5,013)
Aymoré CFI (5)	(7,887,399)	(11,636,854)	(298,224)	(982,636)	(177,484)	(618,951)
Banco Bandepe (5)	(713,315)	(2,063,340)	(13,460)	(50,313)	(58,702)	(155,013)
Isban Brasil S.A. (6)	(61,416)	(100)	(512)	(1,058)	(1,276)	(3,494)
Zurich Santander Brasil Seguros e Previdência S.A. (8)	(31,171)	(31,062)	-	-	-	-
Fundo de Investimento Santillana (5)	(234,953)	(116)	(4,530)	(9,535)	-	-
Others	(234,831)	(180,762)	(3,856)	(11,277)	(1,272)	(17,165)
Repurchase Commitments	(6,790,558)	(3,244,688)	(48,748)	(173,596)	(78,511)	(233,296)
Fundo de Investimento Santillana (5)	-	(223,252)	-	(1,922)	(7,697)	(14,613)
Santander Brasil Advisory (5)	(16,978)	(48,401)	(321)	(1,710)	(120)	(4,681)
Webmotors S.A. (5)	(52,237)	(45,798)	(969)	(3,115)	(92)	(3,669)
Santander Brasil Consórcio (5)	(177,817)	(169,135)	(3,615)	(11,456)	(4,382)	(11,649)
Isban Brasil S.A. (6)	(25,545)	(110,240)	(847)	(3,341)	(112)	(4,366)
Produban Informática S.A. (6)	(31,679)	(47,898)	(523)	(1,843)	(58)	(2,260)
Santander Fundo de Investimento Financial Renda Fixa (5)	(4,764,283)	(1,158,102)	(8,688)	(45,291)	(32,983)	(90,315)
Santander Leasing (5)	(1,000,000)	(1,000,136)	(18,971)	(64,273)	(29,190)	(83,301)
Santander CCVM (5)	(176,353)	-	(3,132)	(9,994)	-	-
Santander Participações (5)	(460,083)	-	(9,391)	(20,594)	-	-
Others	(85,583)	(441,726)	(2,291)	(10,057)	(3,877)	(18,442)
Borrowings and Onlendings	(179,889)	(1,367,964)	(1,558)	(6,595)	(114,310)	(165,672)
Banco Santander Espanha (3) (4)	(172,240)	(1,200,207)	(1,719)	(6,595)	(114,285)	(165,647)
Others	(7,649)	(167,757)	161	-	(25)	(25)
Dividends and Bonuses Payables	(376,115)	(911,619)	-	-	-	-
Sterrebeeck B.V. (4)	(233,671)	(520,615)	-	-	-	-
GES (6)	(142,196)	(379,617)	-	-	-	-
Others	(248)	(11,387)	-	-	-	-
Payables from Affiliates	(5,237)	(6,615)	(70,655)	(207,029)	(57,709)	(168,801)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (6)	-	-	(1,972)	(4,631)	-	(16,402)
Isban Brasil S.A. (6)	-	-	(23,557)	(67,568)	(11,887)	(40,129)
Produban Informática S.A. (6)	-	-	(35,708)	(105,713)	(26,975)	(77,286)
Microcrédito (5)	(2,121)	(3,088)	(7,648)	(23,578)	(6,895)	(19,465)
Banco Santander Espanha (4)	(3,036)	(2,813)	-	-	(96)	(96)
Others	(80)	(714)	(1,770)	(5,539)	(11,855)	(15,423)
Other Payables - Other	(2,215,036)	(2,161,292)	(49,253)	(144,981)	(31,519)	(103,722)
Banco Santander Espanha (4)	(1,347)	(1,054)	(14,171)	(43,317)	(9,150)	(23,686)
Brazil Foreign (5)	(2,207,049)	(2,152,543)	(15,904)	(47,080)	(20,488)	(44,470)
Aquanima Brasil Ltda. (6)	-	-	(5,375)	(16,125)	(5,375)	(16,125)
Ingenieria de Software Bancário, S.L. (Ingeniería) (6)	-	-	(6,728)	(19,697)	2,513	(9,483)
Produban Servicios (6)	-	-	(5,623)	(13,592)	165	(1,672)
Others	(6,640)	(7,695)	(1,452)	(5,170)	816	(8,286)

						Consolidated
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Cash	110,297	228,821	-	-	-	-
Banco Santander Espanha (4)	109,582	227,724	-	-	-	-
Banco Santander Totta, S.A. (6)	715	1,097	-	-	-	-
Interbank Investments	6,753,485	-	539	6,763	1,102	3,546
Banco Santander Espanha (4) (9)	6,753,485	-	539	6,763	1,102	3,546
Derivatives Financial Instruments - Net	(789,949)	(406,220)	(113,697)	(289,764)	(50,410)	(412,522)
Santander Benelux (6)	(410,322)	(308,821)	25,433	146,781	188,110	(116,102)
Fundo de Investimento Santillana (5)	(327,632)	(94,573)	(98,942)	(369,684)	(182,263)	(219,248)
Abbey National Treasury (6)	(73,920)	(39,102)	(21,175)	(40,469)	(39,776)	(67,286)
Others	21,925	36,276	(19,013)	(26,392)	(16,481)	(9,886)
Trading Account	432,387	359,726	2,238	2,401	1,562	4,286
Banco Santander Espanha (4)	11,667	95,539	2,111	2,111	1,498	4,058
Santander Benelux (6)	389,956	262,818	127	290	64	228
Abbey National Treasury (6)	30,764	1,369	-	-	-	-
Foreign Exchange Portfolio - Net	55,812	(61,915)	49,733	172,805	36,903	33,264
Banco Santander Espanha (4)	55,812	(61,915)	49,733	172,805	36,903	33,264
Receivables from Affiliates	396,638	356,187	16,555	57,009	4,095	5,180
Banco Santander Espanha (4)	-	-	-	-	4,381	4,381
Santander Asset Management, S.A. SGIIC. (Espanha) (6)	-	-	-	-	(551)	-
Zurich Santander Brasil Seguros S.A. (8)	11,546	56,561	7,154	20,163	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (8)	385,092	299,626	9,132	35,578	-	-
Others	-	-	269	1,268	265	799
Other Receivables - Other	17,507	36,121	21,212	66,134	1,515	25,624
Banco Santander Espanha (4)	520	5,438	(356)	296	(1,804)	13,137
Aviación Centaurus, A.I.E. (6)	-	-	-	-	2,760	11,928
Zurich Santander Brasil Seguros e Previdência S.A. (8)	16,937	27,011	21,501	65,717	-	-
Zurich Santander Brasil Seguros S.A. (8)	-	-	67	121	-	-
Others	50	3,054	-	-	559	559
Deposits	(1,184,649)	(42,222)	(14,898)	(37,464)	(6,423)	(8,916)
Banco Madesant (6)	-	-	-	-	(5,013)	(5,013)
Banco Santander Espanha (2) (4)	(839,622)	-	(9,542)	(26,224)	-	-
Zurich Santander Brasil Seguros S.A. (8)	(3,937)	(6,851)	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (8)	(31,171)	(31,062)	-	-	-	-
Isban Brasil S.A. (6)	(61,416)	(100)	(512)	(1,058)	(1,276)	(3,494)
Fundo de Investimento Santillana (5)	(234,953)	(116)	(4,530)	(9,535)	-	-
Others	(13,550)	(4,093)	(314)	(647)	(134)	(409)
Repurchase Commitments	(57,224)	(384,144)	(1,372)	(7,139)	(5,005)	(21,404)
Fundo de Investimento Santillana (5)	-	(223,252)	-	(1,922)	(7,697)	(14,613)
Produban Informática S.A. (6)	(31,679)	(47,898)	(523)	(1,843)	(827)	(2,260)
Isban Brasil S.A. (6)	(25,545)	(110,240)	(847)	(3,341)	(1,416)	(4,366)
Banco Madesant (6)	-	-	-	-	5,013	-
Others	-	(2,754)	(2)	(33)	(78)	(165)
Borrowings and Onlendings	(179,889)	(1,367,964)	(1,558)	(6,595)	(114,310)	(165,672)
Banco Santander Espanha (3) (4)	(172,240)	(1,200,207)	(1,719)	(6,595)	(114,285)	(165,647)
Others	(7,649)	(167,757)	161	-	(25)	(25)
Dividends and Bonuses Payables	(376,115)	(911,619)	-	-	-	-
Sterrebeeck B.V. (4)	(233,671)	(520,615)	-	-	-	-
GES (6)	(142,196)	(379,617)	-	-	-	-
Others	(248)	(11,387)	-	-	-	-

						Consolidated
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Payables from Affiliates	(3,162)	(2,999)	(76,504)	(196,520)	(64,561)	(148,472)
Banco Santander Espanha (4)	(3,162)	(2,919)	-	-	(96)	(96)
Produban Servicios (6)	-	-	(1,972)	(4,631)	(14,041)	(16,402)
Ingeniería de Software Bancario, S.L. (6)	-	-	(908)	(3,705)	(11,296)	(13,621)
Isban Brasil S.A. (6)	-	-	(23,557)	(67,568)	(11,887)	(40,129)
Produban Informática S.A. (6)	-	-	(35,708)	(105,713)	(26,975)	(77,286)
Others	-	(80)	(14,359)	(14,903)	(266)	(938)
Other Payables - Other	(36,864)	(87,499)	(33,755)	(112,564)	(36,894)	(119,847)
Banco Santander Espanha (4)	(1,347)	(1,054)	(14,171)	(43,317)	(9,150)	(23,686)
Brazil Foreign (5)	-	-	-	-	(20,488)	(44,470)
Ingeniería (6)	-	-	(6,728)	(19,697)	2,513	(9,483)
Produban Servicios (6)	-	-	(5,623)	(13,592)	165	(1,672)
Zurich Santander Brasil Seguros e Previdência S.A. (8)	(34,200)	(74,694)	(243)	(14,407)	-	-
Zurich Santander Brasil Seguros S.A. (8)	(1,317)	(1,039)	(163)	(607)	-	-
Aquanima Brasil Ltda. (6)	-	-	(5,375)	(16,125)	(5,375)	(16,125)
Others	-	(10,166)	(1,452)	(4,819)	814	(8,286)

(1) In September 30, 2012, refers to raising funds through foreign operations transfers with maturity up to October 1, 2012 and interest rates of 0.17% p.a. maintained by the Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) In September 30, 2012 refers to the raising of funds through deposits ("Time Deposits") of R$829,685 maturing on December 27, 2012 and interest of 3.63% p.a.
(3) In September 30, 2012, refers to raising funds through operations overseas transfers totaling R$172,240 maturing up to January 2015 and interest rates between 0.45% and 5.82% p.a.
(4) Controller.
(5) Controlled.
(6) Controlled by Banco Santander Espanha.
(7) Jointly Controlled - Banco Santander.
(8) Jointly Controlled - Banco Santander Espanha.

(9) On September 30, 2012, refers to investments in foreign currency (applications overnight): Applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on October 1, 2012 and interest 0.17% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on October 1, 2012 and interest of 0.10% p.a.

25. Income from Services Rendered and Banking Fees

						Bank
			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2012	09/30/2012	09/30/2011	09/30/2011
Asset Management			263,726	807,955	288,566	813,656
Checking Account Services			410,744	1,197,474	382,929	1,111,002
Lending Operations			149,345	440,261	144,623	421,527
Insurance Fees			334,407	1,127,997	329,020	1,217,627
Credit Cards (Debit and Credit) and Acquiring Services			771,409	2,007,828	564,116	1,495,115
Collection			180,456	532,136	154,287	446,519
Brokerage, Custody and Placement of Securities			71,460	175,820	85,580	280,844
Others			62,439	211,589	62,366	202,866
Total			2,243,986	6,501,060	2,011,487	5,989,156

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Asset Management	318,498	968,841	337,179	959,210
Checking Account Services	406,980	1,190,058	378,087	1,103,148
Lending Operations	265,392	797,819	279,320	740,846
Insurance Fees	332,224	1,122,878	288,002	1,130,811
Credit Cards (Debit and Credit) and Acquiring Services	822,707	2,137,573	594,800	1,568,146
Collection	180,456	532,136	154,274	446,400
Brokerage, Custody and Placement of Securities	108,848	283,783	116,099	369,542
Others	107,322	352,487	107,566	313,024
Total	2,542,427	7,385,575	2,255,327	6,631,127

26. Personnel Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Compensation	906,248	2,570,712	755,733	2,189,340
Charges	324,361	953,802	268,619	855,712
Benefits	263,285	771,453	223,698	680,339
Training	35,604	89,614	27,402	77,477
Others	4,794	12,670	3,271	10,095
Total	1,534,292	4,398,251	1,278,723	3,812,963

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Compensation	956,358	2,720,159	791,876	2,293,318
Charges	340,697	1,006,094	282,970	898,789
Benefits	277,131	814,572	236,092	715,306
Training	35,839	90,167	27,624	78,069
Others	5,222	13,415	3,385	10,525
Total	1,615,247	4,644,407	1,341,947	3,996,007

27. Other Administrative Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Depreciation and Amortization (1)	1,355,644	3,962,795	1,099,449	3,276,845
Outsorced and Specialized Services	491,547	1,414,661	447,402	1,304,911
Communications	152,595	447,671	148,380	445,064
Data Processing	291,019	895,356	271,499	852,962
Advertising, Promotions and Publicity	110,486	281,532	103,698	256,911
Rentals	154,661	452,011	137,020	397,534
Transportation and Travel	51,095	132,933	45,141	120,592
Financial System Services	64,965	184,638	54,231	164,469
Security and Money Transport	143,330	418,057	133,143	378,714
Asset Maintenance and Upkeep	48,809	142,809	47,763	135,910
Water, Electricity and Gas	39,161	128,973	40,067	120,566
Materials	22,306	78,410	34,419	82,209
Others	60,432	178,009	56,336	163,053
Total	2,986,050	8,717,855	2,618,548	7,699,740

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Depreciation and Amortization (1)	1,360,775	3,976,295	1,103,220	3,287,599
Outsorced and Specialized Services	547,959	1,567,983	491,036	1,417,691
Communications	155,545	456,966	152,653	457,665
Data Processing	294,307	903,886	274,337	861,429
Advertising, Promotions and Publicity	127,453	325,749	117,582	286,162
Rentals	155,430	454,240	138,767	403,573
Transportation and Travel	59,064	157,203	52,673	140,264
Financial System Services	71,169	200,590	58,562	179,290
Security and Money Transport	143,359	418,142	133,378	379,455
Asset Maintenance and Upkeep	49,010	143,729	48,131	137,395
Water, Electricity and Gas	39,219	129,152	40,350	121,622
Materials	22,648	79,670	34,866	83,601
Others	61,545	175,984	51,706	165,555
Total	3,087,483	8,989,589	2,697,261	7,921,301

(1) In the Bank and Consolidate, includes goodwill amortization of R$909,247 on third quarter and R$2,727,739 on period acumulated (2011 - R$775,878 on third quarter and R$2,327,626 period acumulated in Bank and Consolidated), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Cofins (Contribution for Social Security Financing)	377,785	1,040,184	193,914	886,553
ISS (Tax on Services)	79,268	234,752	72,714	254,863
PIS/Pasep (Tax on Revenue)	61,390	169,030	30,853	142,715
Others	140,521	459,327	163,189	427,681
Total	658,964	1,903,293	460,670	1,711,812

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Cofins (Contribution for Social Security Financing)	446,923	1,225,983	260,283	1,098,008
ISS (Tax on Services)	96,528	287,253	90,750	300,991
PIS/Pasep (Tax on Revenue)	72,916	200,019	41,886	177,803
Others	164,126	531,625	186,080	489,146
Total	780,493	2,244,880	578,999	2,065,948

29. Other Operating Income

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Monetary Adjustment of Escrow Deposits	59,170	202,206	87,897	277,304
Recovery of Charges and Expenses	169,924	480,844	172,773	485,099
Reversal of Operating Provisions	54,569	274,895	46,825	100,394
Monetary Variation	76,449	195,814	119	332
Dividends and Bonuses	360,717	410,047	423,021	698,331
Result on Impairment of Assets	177	411	-	-
Others	43,875	172,587	90,365	130,311
Total	764,881	1,736,804	821,000	1,691,771

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Net Income from Premiums, Pension and Capitalization (Note 36)	60,511	225,390	200,701	594,648
Monetary Adjustment of Escrow Deposits	87,275	272,865	109,863	335,085
Recovery of Charges and Expenses	108,354	319,099	117,334	326,112
Reversal of Operating Provisions	61,238	289,765	49,368	126,715
Monetary Variation	76,481	195,874	144	421
Dividends and Bonuses	(82)	528	3	5,623
Result on Impairment of Assets	177	411	-	-
Others	62,668	225,525	106,410	188,900
Total	456,622	1,529,457	583,823	1,577,504

30. Other Operating Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Operating Provisions
Tax	32,367	124,538	911	56,358
Labor	228,552	677,974	289,706	1,015,787
Civil	93,714	322,803	(27,040)	-
Others	144,212	372,984	459,380	708,317
Credit Cards	375,701	1,054,113	309,409	707,527
Actuarial Losses - Pension Plan (Note 33.a)	69,091	206,110	44,442	136,207
Monetary Losses	30,168	30,965	(606)	33,195
Legal Fees and Costs	26,893	78,613	35,828	78,732
Serasa and SPC (Credit Reporting Agency)	17,117	48,056	15,525	44,238
Result on Impairment of Assets	-	-	1,967	3,392
Brokerage Fees	13,230	38,207	11,373	34,027
Commissions	25,507	67,086	23,298	48,037
Others	202,079	718,109	221,204	751,628
Total	1,258,631	3,739,558	1,385,397	3,617,445

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Operating Provisions
Tax	50,607	180,585	12,603	99,546
Labor	241,678	743,093	301,021	1,041,650
Civil	138,063	436,644	2,821	64,475
Others	162,237	428,467	366,497	689,928
Credit Cards	414,816	1,145,505	324,918	746,906
Actuarial Losses - Pension Plan (Note 33.a)	69,103	206,122	44,442	136,207
Monetary Losses	30,197	31,063	4,309	40,179
Legal Fees and Costs	28,543	85,750	38,643	85,452
Serasa and SPC (Credit Reporting Agency)	19,711	55,345	17,553	51,424
Result on Impairment of Assets	-	-	1,967	3,392
Brokerage Fees	13,828	38,855	11,411	34,224
Commissions	31,580	87,793	25,310	58,179
Others	235,921	816,896	247,824	839,399
Total	1,436,284	4,256,118	1,399,319	3,890,961

31. Non-operating Result

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Result of Investments	290	13,744	6,354	62,232
Result on Sale of Other Assets	1,531	2,826	941	6,256
Reversal (Recognition) of Allowance for Losses on Other Assets	(5,343)	4,727	1,567	2,812
Expense on Assets Not in Use	(3,204)	(9,386)	(4,129)	(9,767)
Gains (Losses) of Capital	4,688	10,853	15,113	12,752
Other Income (Expenses)	(338)	(8,112)	12,395	34,041
Total	(2,376)	14,652	32,241	108,326

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Result of Investments	(8,486)	14,810	12,430	113,134
Result on Sale of Other Assets	2,140	4,550	1,390	7,032
Reversal (Recognition) of Allowance for Losses on Other Assets	(5,266)	5,315	3,751	222
Expense on Assets Not in Use	(3,664)	(10,624)	(4,288)	(10,484)
Gains (Losses) of Capital	4,670	11,502	12,998	61,532
Other Income (Expenses)	8,782	7,732	14,631	38,072
Total	(1,824)	33,285	40,912	209,508

32. Income Tax and Social Contribution

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Income Before Taxes on Income and Profit Sharing	795,498	1,523,509	(661,063)	1,892,951
Profit Sharing (2)	(198,329)	(732,447)	(294,656)	(882,141)
Interest on Capital	-	(570,000)	(400,000)	(1,550,000)
Income Before Taxes	597,169	221,062	(1,355,719)	(539,190)
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(238,868)	(88,425)	542,288	215,676
Equity in Subsidiaries	11,182	300,886	141,748	465,858
Nondeductible Expenses, Net of Non-Taxable Income	59,574	87,504	21,982	61,340
Exchange Variation - Foreign Branches	56,738	725,369	1,197,424	821,509
Effect of Income and Social Contribution Taxes on Temporary Differences	171,415	241,162	(51,461)	3,673
Effects of Change in Rate of CSLL (1)	-	-	31,590	72,562
Other Adjustments, Incluiding Profits Provided Abroad	(72,523)	(73,713)	(51,155)	42,806
Income and Social Contribution Taxes	(12,482)	1,192,783	1,832,416	1,683,424

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Income Before Taxes on Income and Profit Sharing	866,089	1,958,572	(529,630)	2,566,790
Profit Sharing (2)	(213,956)	(787,469)	(311,553)	(932,334)
Interest on Capital	-	(570,000)	(400,000)	(1,550,000)
Unrealized Profits	(7,983)	(23,556)	11,085	4,337
Income Before Taxes	644,150	577,547	(1,230,098)	88,793
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(257,660)	(231,019)	492,039	(35,517)
Equity in Subsidiaries	146	438	(228)	401
Nondeductible Expenses, Net of Non-Taxable Income	70,910	123,927	573	80,658
Exchange Variation - Foreign Branches	56,738	725,369	1,197,425	821,509
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	173,059	346,545	(51,461)	3,699
Effects of Change in Rate of CSLL	6,405	22,977	35,023	90,944
Other Adjustments, Incluiding Profits Provided Abroad	(74,382)	(71,425)	49,322	144,059
Income and Social Contribution Taxes	(24,784)	916,812	1,722,693	1,105,753
(1) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.
(2) The basis of calculation is the net income, after IR and CSLL.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension Intities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants d since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): in July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Conglomerate. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): in March 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsors of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				09/30/2012
		Sanprev	Other
	Banesprev	Plans I and II	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	15,172,041	32,739	358,529	1,040,427
Fair Value of Plan Assets	(13,200,404)	(94,644)	(3,229)	(1,319,805)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	(1,519,182)	-	(141,800)	-
Actuarial Gains	94,888	21,147	587	113,084
Value Unrecognized as Asset	163,457	40,758	(278)	165,326
Net Actuarial Asset at June 30, 2012	-	-	-	(968)
Net Actuarial Liability at June 30, 2012	710,800	-	213,809	-
Payments Made	(28,892)	-	(9,997)	-
Revenues (Expenses) Recorded	53,755	281	14,676	391
Net Actuarial Liability Allowance for September 30, 2012	735,663	281	218,488	391

The defined contribution plan amounts recognized for the period ended on September 30, 2012 were R$45,664 (2011 - R$39,722) Bank and R$46,635 (2011 - R$40,312) Consolidated.

Actuarial Assumptions Adopted in Calculations

Nominal Discount Rate for Actuarial Obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.4%.

Expected Rate of Return on Plan Assets:
- Banesprev - Plan I - 10.9%.
- Banesprev - Plan II - 12.4%.
- Banesprev - Plan III - 12.4%.
- Banesprev - Plan IV - 10.7%.
- Banesprev - Supplementary Retirement and Pension Plan - 10.7%.
- Banesprev - Plan V - 10.7%.
- Sanprev - 10.6%.
- Bandeprev - 10.5%.
- SantanderPrevi - 10.7%.
- Other Plans: null - the plan does not have assets.

Estimated Long-term Inflation Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4%.

Estimated Salary Increase Rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9%.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of Banco Real's former employees is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free Clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		09/30/2012
	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,881,388	433,021
Fair Value of Plan Assets	(4,429,087)	(127,773)
Adjustments for Allowed Deferrals (Not Recognized):
Actuarial Losses and Others Allowed Deferrals	-	(53,613)
Actuarial Gains	-	37,421
Value Unrecognized as Asset	(535,351)	88,342
Net Actuarial Asset at June 30, 2012	(83,050)	-
Net Actuarial Liability at June 30, 2012	-	377,398
Payments Made	-	(10,700)
Revenues (Expenses) Recorded	-	13,524
Actual Return on Plan Assets	-	3,230
Net Actuarial Liability Allowance for September 30, 2012		383,452

c) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Management-level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a plan Purchae Option lasting three years. The period for exercise begins on June 30, 2014 until the date of June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: It is a compensation plan based on shares settled 50% in cash and 50% in Units, launched in three-years cycles, retaining the executives’ commitment to long-term results. The Units cannot be sold during a period of one year from the exercise date.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	SOP Plan, PI12 - PSP,
	PI13 - PSP and Pl14 - PSP (1)		SOP 2014 (2)
TSR Position		% of shares exercisable
1°		50%	100%
2°		35%	75%
3°		25%	50%
4°		0%	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises :

	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binominal	Binominal	Binomial
Volatility	57.37%	57.37%	57.37%
Probability of Occurrence	37.81%	38.58%	43.11%
Risk-Free Rate	10.50%	10.50%	11.18%

		SOP 2014	Plano SOP
Method of Assessment		Black&Scholes	Binomial
Volatility		40.00%	57.37%
Rate of Dividends		3.00%	5.43%
Vesting Period		2 Years	2.72 Years
Average Exercise Time		5 Years	3.72 Years
Risk-Free Rate		10.50%	11.18%
Probability of Occurrence		71.26%	43.11%
Fair Value for Shares		R$6.45	R$7.19

The average value of shares SANB11 on September 2012 is R$14.91 (2011 - R$13.88) for Pl13 and Pl14 and R$16.04 for Pl12.

On the period acumulated ended on September 30, 2012, daily pro-rata expenses amounting R$33,794 (2011 - R$8,434) Bank and R$34,815 (2011 - R$8,778) Consolidated, relating to the SOP plan and R$10,543 (2011 - R$9,526) Bank and R$11,042 (2011 - R$10,045) Consolidated relating to the PSP plan. Also recorded in the period a loss with the oscillation of the market value of the share of the PSP Plan in the amount of R$2,270 Bank and R$2,362 in the Consolidated like personnel expenses. Expenses related to the plans SOP and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

		Exercise Price			Date of	Date of Expiry
	Number of	In Brazilian	Concession	Employees	Commencement	of Exercise
	Shares	Real	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2010	13,914,532
Cancelled Options (PI12 - PSP)	(106,718)	-	2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (PI12 - SOP)	40,479	23.50	2010	Executives	03/feb/2010	30/jun/2014
Granted Options (PI13 - PSP)	1,498,700	-	2011	Executives	03/feb/2010	30/jun/2013
Cancelled Options (PI13 - PSP)	(130,493)	-	2011	Executives	03/feb/2010	30/jun/2013
Granted Options (SOP 2014)	14,450,000	14.31	2011	Executives	26/oct/2011	31/dec/2013
Balance Plans on 31/dec/2011	29,666,500
Cancelled Options (PI12 - PSP)	(698,103)	-	2010	Executives	03/feb/2010	30/jun/2012
Exercised Options (PI12 - SOP)	(486,852)	-	2010	Executives	03/feb/2010	30/jun/2012
Cancelled Options (PI12 - SOP)	(7,759,741)	23.50	2010	Executives	03/feb/2010	30/jun/2014
Cancelled Options (PI13 - PSP)	(48,691)	-	2011	Executives	03/feb/2010	30/jun/2013
Granted Options (PI14 - PSP)	1,910,000	-	2012	Executives	29/may/2012	30/jun/2014
Cancelled Options (PI14 - PSP)	(30,644)	-	2012	Executives	29/may/2012	30/jun/2014
Granted Options (SOP 2014)	5,855,000	14.31	2011	Executives	26/oct/2011	31/dec/2013
Cancelled Options (SOP 2014)	(1,459,592)	14.31	2011	Executives	26/oct/2011	31/dec/2013
Balance Plans on 30/sep/2012	26,947,877
Pl12 - SOP	4,903,597	23.50	2010	Executives	03/feb/2010	30/jun/2014
PI12 - PSP	-	-	2010	Executives	03/feb/2010	30/jun/2012
PI13 - PSP	1,319,516	-	2011	Executives	03/feb/2010	30/jun/2013
Pl14 - PSP	1,879,356	-	2012	Executives	29/may/2012	30/jun/2014
SOP 2014	18,845,408	14.31	2011	Executives	26/oct/2011	31/dec/2013
Total	26,947,877

c.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuationt is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Executives	21/jun/2008	31/jul/2011
Cancelled Options (PI11)	(527,286)	2008	Executives	21/jun/2008	31/jul/2011
Granted Options (PI14)	531,684	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on December 31, 2011	1,670,701
Cancelled Options (PI14)	(59,373)	2011	Executives	01/jul/2011	31/jul/2014
Cancelled Options (PI12)	(403,907)	2009	Executives	19/jun/2009	31/jul/2012
Exercised Options (PI12)	(137,299)	2009	Executives	19/jun/2009	31/jul/2012
Balance Plans on September 30, 2012	1,070,122
Plan I12	-	2009	Executives	19/jun/2009	31/jul/2012
Plan I13	597,811	2010	Executives	01/jul/2010	31/jul/2013
Plan I14	472,311	2011	Executives	01/jul/2011	31/jul/2014
Balance Plans on September 30, 2012	1,070,122

On the period acumulated ended on September 30, 2012, pro-rata expenses were registered in the amount of R$3,964 (2011 - R$7,975) Bank and R$4,124 (2011 - R$8,347) Consolidated, related to the costs of the cycles mencioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

c.3.) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the period acumulated ended on September 30, 2012, was recorded credits amounting R$3,640 (2011- R$1,180) in the Bank and R$3,709 (2011- R$1,323) in the Consolidated.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in Units" SANB11". On the period acumulated ended on September 30, 2012, there were credits in the amount of R$2,058 (in 2011, no expenses was recorded), the Bank and Consolidated regarding the provision of the plan and was recorded gains with the oscillation of the share market value of the plan in the amount of R$954 in the Bank and R$932 in the Consolidated as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On the period acumulated ended on September 30, 2012, there were credits of R$495 (in 2011, no expenses was recorded) in the Bank and R$515 (in 2011, no expenses was recorded) at Consolidated.

34. Risk Management Structure

Banco Santander operates with local appetites and in accordance with risk policies of Santander Conglomerate, aligned with local and global performance objectives and follows the instructions of the Board of Directors, the rules of the Central Bank of Brazil and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander conglomerate is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Operational Risk Control and Management aim the Banco Santander internal controls environment efficiency, to prevent, mitigate and reduce the losses and events from operational risk and also to maintain the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

- Social and environmental risk: risk management for the Wholesale banking customers is accomplished through a management system for customers who have credit limits in relation to environmental aspects, such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which no possibility of penalties. A specialized team, trained in biology, geology, environmental engineering and chemistry that monitors the environmental practices of our corporate clients and a team of financial analysts studying the potential damage that can cause adverse environmental situations to the financial condition of customers and guarantees. The activity of analysis focuses on preserving capital and reputation in the market through constant training and shopping areas on the application of credit risk social and environmental standards in the approval process for corporate client credit.

Risk management at Banco Santander is based on the following principles:

- Independence from the risk function in relation to business;

- The involvement of senior management in decision-making;

- A consensus between the risk and business departments on decisions involving credit operations;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Ajusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

- The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the bank, and continuous monitoring to prevent the portfolios from deteriorating; and

- The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with corporate standards and weekly meetings held to establish the following responsibilities: :

- Aproove proposals, transactions and limits of client and portfolio;

- Ensure that the performance of Banco Santander is consistent with the level of risk tolerance, previously approved by Executive Committee and the Council, aligned with the policies of the Santander Conglomerate;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency for Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the Chairman of Banco Santander and to the head of the Banco Santander risk department.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee. Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk management is done in accordance with the characteristics of the customer:

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer;and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

In order to do credit operations safely and in accordance with the current standards, we collect documents and information to determine the risk involved and the volumes of guarantees and provisions required, identifying the borrower and counterparty. Policies, systems and procedures used are revaluated at least annually, constantly compatible with our needs and the market scenarios. Policies, systems and procedures used are reassessed at least annually to always be in accordance with our needs and the market scenarios.

The credit risk profile undertaken by Banco Santander is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sectoral and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the requirements of the regulatory body and contributing to achieving the goals of classification of rating agencies. The capital management includes securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in Banco Santander and in the different business units. To this end, capital management, RORAC and the creation of data values for each business unit are generated. The Conglomerate uses a measurement model of economic capital in order to say it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the Economic Research Service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Santander.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience. The ratings are used in the approval process and monitoring of risk.

The assessment of the different categories of credit operations is carried out in accordance with the analysis of the economic-financial situation of the customer and other regularly updated registered information, in addition to the fulfillment of the agreed upon financial obligations. New operational modalities are submitted for credit risk assessment and for verification and adaptation to the controls adopted by the bank.

Customer assessments are frequently reviewed, with the incorporation of any new financial information available and the experience developed in the banking relationship. These new assessments are carried out more frequently in the case of customers that have attained certain levels in the automatic warning systems and also in the case of those deemed to require special monitoring. Rating tools are also reviewed so that the assessments they provide are progressively perfected.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk.

In order to complement the use of the admission and rating models, Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business´ proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In the case of individualized risks, customers represent the most basic level, for which individual limits are established (pre-assessment). For large corporate groups, it is used a pre-assessment model according to the capital allocated. For the other corporations, it is used a simplified pre-assessment model in maximum nominal amounts of credit for each term.

In the case of standardized customer risk, the limits of the portfolio are planned by credit management programs (PGC), which is a document agreed upon by the areas of business and risk, and approved by the Executive Committee. This document contains the expected results for the business in terms of risk and return, the limits that the activity is subject to and the risk management.This group of customers is treated by the most automated form of risk assessment. The calculation/approval of limits is based on scoring and behavioral models.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is carried out at pre-established intervals or whenever a new customer is added or a new transaction proposed. In addition, the rating is analyzed whenever the warning system is triggered or an event occurs affecting the counterparty/transaction.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by local and global teams to which specific managers and resources have been assigned. This area is made up of teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

A system called FEVE (firms under special surveillance) has been created for this purpose, distinguishing four categories based on the level of concern raised by the circumstances in evidence (terminate, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that default has occurred, but rather, that closer monitoring is advisable, with the aim of taking timely measures of correction and prevention, assigning somebody to take charge and establishing a deadline for putting the action into effect. Customers included in the FEVE system are reviewed every six months, or every three months in more serious cases. A company is included in the FEVE system as a result of the monitoring process itself, a review carried out by the internal auditors, a decision made by the manager in charge of the company or the triggering of the automatic warning system. Ratings are reviewed at least once a year.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Exective Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen Letter 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The Capital management considers the regulatory requirements and economic factors. The goal is to achieve an efficient capital structure in terms of cost and compliance, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through the shares issues, subordinated debt and hybrid instruments. The emergence of economic capital models, aims to address fundamental problems of regulatory capital, as well as models designed primarily to generate risk-sensitive estimates with two objectives: better precision in risk management and allocation of economic capital to various units of Banco Santander.

g) Credit Recovery

This process uses tools such as behavioral scoring to study the collection performance of certain groups, in an effort to reduce costs and increase recovery rates. These models are designed to measure the probability of customer payment collection efforts in such a way that customers less likely to effect payment are dealt with in a more opportune and intense manner. In the case of customers that are more likely to effect payment, efforts are centered on maintaining a healthy relationship. All customers with overdue payments or rescaled credit are subject to internal restrictions.

Strategies and channels are established in accordance with the analyses that reveal the greatest efficiency in collection. During the first few days of default, a more intensified collection model is adopted, employing specific strategies and closer internal monitoring. Service centers, credit blacklisting, and collection by mail and through the branch network are the methods used by the branch network during this phase, all aimed at customer recovery.

In cases of delays of over 60 days and more significant amounts, internal teams specializing in credit restructuring and recovery enter into action, operating directly with the non-performing customers. Recovery of lesser amounts or more serious delays is carried out by legal or administrative third parties, which are paid commission on any amounts recovered in accordance with internal criteria.

h) Other Information

(i) Banco Santander, in order to properly manage their capital and anticipate future needs from the various phases of the business cycle, makes projections of economic and regulatory capital, based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research area.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

35. Supplementary Information - Conciliation of the Stockholders' Equity and Consolidated Net Income

Are present above a conciliation of shareholders’ equity and net income attributed to the Controller between brazilian accounting practices (BRGAAP) and IFRS (2), with the conceptual description of the main adjustments:

			Note	09/30/2012	12/31/2011
Shareholders' Equity Attributed to the Parent Under Brazilian GAAP (1)				65,790,348	65,578,565
IFRS Adjustments, Net of Taxes, when applicable:
Classification of Financial Instruments at Fair Value Through Profit or Loss			c	7,802	13,840
Redesignation of Financial Instruments to Available-for-Sale			a	543,710	303,686
Impairment on Loans and Receivables			b	1,118,860	1,128,106
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method			d	429,208	545,763
Reversal of Goodwill Amortization			e	12,513,929	9,786,227
Realization on Purchase Price Adjustments			f	666,014	708,533
Share Based Payments			g	-	34,132
Others				5,403	(85,820)
Shareholders' Equity Attributed to the Parent Under IFRS				81,075,274	78,013,032
Non-controlling interest under IFRS				27,272	18,960
Shareholders' Equity (Including Minority Interest) Under IFRS				81,102,546	78,031,992

		07/01 to	01/01 to	07/01 to	01/01 to
	Note	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Net Income Attributed to the Parent Under Brazilian GAAP (1)		591,496	2,003,022	865,612	2,689,897
IFRS Adjustments, Net of Taxes, when applicable:
Classification of Financial Instruments at Fair Value Through Profit or Loss	c	(15,499)	(15,797)	32,051	29,607
Redesignation of Financial Instruments to Available-for-Sale	a	(518)	1,096	(5,776)	3,137
Impairment on Loans And Receivables	b	14,184	(9,246)	100,299	680,383
Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method	d	(36,186)	(116,555)	84,245	200,114
Reversal of Goodwill Amortization	e	909,234	2,727,702	775,899	2,327,622
Realization on Purchase Price Adjustments	f	(16,518)	(42,519)	35,183	76,199
Others		17,272	90,547	(86,097)	(54,097)
Net Income Attributed to the Parent Under IFRS		1,463,465	4,638,250	1,801,416	5,952,862
Non-controlling interest under IFRS		2,416	9,955	825	3,293
Net Income (Including Non-Controlling Interest) Under IFRS		1,465,881	4,648,205	1,802,241	5,956,155
(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of Financial Instruments to Available-for-Sale

Under BRGAAP, the Bank accounts some investments, as for example, in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on Loans and Receivables

On the income refers to the adjust based on estimated losses on loans and receivables portifolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Bacen. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

c) Classification of Financial Instruments at Fair Value Through Profit or Loss

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, deposits and loans that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis under IFRS, as it eliminates an accounting mismatch in the recognition of income and expenses.

d) Deferral of Financial Fees, Commissions and Inherent Costs Under Effective Interest Rate Method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of Goodwill Amortization

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on Purchase Price Adjustments

As part of the allocation of the purchase price when the acquisition of Banco Real, following the requirements of IFRS 3 "business combinations", the Bank has revalued its assets and liabilities of the acquired to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

- The appropriation related to the value of assets in the loan portfolio. The initial registration of value of the loans at fair value, adjustment to the yield curve of the loan portifolio in comparison to its nominal value, which is appropriated by its average realization period; and

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in stockholder's equity, while in BRGAAP it is accounted in other payables - other. In January 2012, the BRGAAP started to adopt the resolution CMN 3.989/11 which eliminated the asymmetry with the international standard.

36. Corporate Restructuring

a) Sale Process of Zurich Santander Brasil Seguros e Previdência S.A. (New corporate name of Santander Seguros S.A.)

Based on the approval issued by Superintendence of Private Insurance (Susep) on August 23, 2011, on October 5, 2011 was held the closing of the sale (the "Transaction"), by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (new corporate name of Santander Brasil Seguros S.A.) for (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

Referred closing understood the actual transfer, (i) by Banco Santander to Zurich Santander of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and payment of the purchase sale price preliminary to Banco Santander, net amounts R$2,741,102 (received in October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463, main represented by R$21,551,422 of debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements - technical provision for insurance operations and pension plans. The income recognized in this operation was R$424,292, recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and that is currently the owner of the shares initially transferred to Zurich Santander.

The final sale and purchase price based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released at the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011, and once set, Banco Santander will disclose it to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products during 25 years, through its network branch, with the exception of automobile insurance not included in the scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to the received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently exploited and leveraging the distribution capabilities of Banco Santander, among others.

b) Partial Spin-off version with Zurich Santander Brasil Seguros e Previdência S.A. separated part for Sancap

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência S.A. on Santander Capitalização's S.A. capital. The partial spin-off was approved by Susep on August 9, 2011.

c) Incorporation of Santander Consórcios by Santander Brasil Consórcio

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator") ("Incorporation") which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

The incorporation represents a step in the process of consolidation of Santander Conglomerate's investment in the country, with the consequent strengthening of its organizational and operational structure.

In addition to approval by shareholders of companies, the incorporation will be subject to approval by the Bacen.

37. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$24,906,235 Bank and R$24,724,890 Consolidated (12/31/2011 - R$23,258,539 Bank and Consolidated).

b) The total amount of Santander Conglomerate investment funds and assets under management is R$113,575,769 (12/31/2011 - R$113,021,778), and the total amount of Santander Conglomerate investment funds and assets managed is R$124,023,710 (12/31/2011 - R$122,717,246) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of September 30, 2012, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,232,937 (12/31/2011 - R$1,232,937) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$157,650 (12/31/2011 - R$157,650), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

					Bank/Consolidated
	Assets (Liabilities)				Income (Expenses)
			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2012	12/31/2011	09/30/2012	09/30/2012	09/30/2011	09/30/2011
Restricted Operations on Assets
Lending Operations	9,015	41,681	174	1,122	4,881	8,352
Liabilities - Restricted Operations on Assets
Deposits	(9,015)	(41,681)	(174)	(1,122)	(4,881)	(8,352)
Net Income			-	-	-	-

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2012 is R$2,143,938, of which R$551,654 up to 1 year, R$1,359,572 from 1 year to up to 5 years and R$232,712 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,444 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$437,651 at the period accumulated.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 25, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer